Exhibit 99.3

# 2018 *Second Quarter Report*

Nutrien

Nutrien™
Feeding the Future™

www.nutrien.com

Management’s Discussion and Analysis of Financial Condition and Results of Operations (In US Dollars)

The following management’s discussion and analysis (MD&A) is the responsibility of management and is as at August 1, 2018. The Board of Directors (Board) carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this disclosure, pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we,” “us,” “our,” “Nutrien” and “the company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries as a group, including, for greater clarity, Potash Corporation of Saskatchewan Inc. (PotashCorp) and Agrium Inc. (Agrium). This MD&A is based on the company’s second quarter unaudited interim condensed consolidated financial statements (interim financial statements) which were based on International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, unless otherwise stated.

This MD&A contains certain financial measures that do not have a standard meaning under IFRS. See “Non-IFRS Financial Measures” on page 29. All references to per share amounts pertain to diluted net earnings per share. Financial data in this report are stated in US dollars unless otherwise noted.

Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our first quarter 2018 unaudited interim report (first quarter interim report), Business Acquisition Report dated February 20, 2018 (BAR) and Annual Information Forms, consolidated financial statements and MD&A for each of PotashCorp and Agrium for the year ended December 31, 2017, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the SEC).

Nutrien and Our Operating Environment

We are a world-class integrated provider of crop nutrients and services, playing a critical role in helping growers increase food production in a sustainable manner. We directly supply growers through our leading global retail (R) network – including crop nutrients, crop protection products, seed, as well as agronomic and application services. We operate approximately 1,600 retail facilities across the US, Canada, Australia and South America, servicing over 500,000 growers. Nutrien is the world’s largest crop nutrient company by capacity, producing the crop nutrients: potash (K), nitrogen (N) and phosphate (P). We produce and distribute over 26 million tonnes of crop nutrient products from our facilities in Canada, the US and Trinidad, and our Canadian potash operations represent nearly one-quarter of global nameplate capacity. Detailed descriptions of our operating environments can be found on pages 1 and 2 in our first quarter interim report.

Strategy

Nutrien has significant competitive advantages across our global footprint of operations. We are focused on supplying the important crop inputs, services and solutions farmers require to meet the ever-growing global demand for crops and food, and we are committed to doing so safely and sustainably.

Our strategic pillars guide our value creation efforts:

•	Integration & Execution: Integrate our people, processes and operations and deliver on our targeted synergies.
•	Disciplined Capital Allocation: Utilize a ‘compete-for-cash’ philosophy with a focus on maximizing long-term shareholder value.

•	Focused Growth & Innovation: Continue to expand our footprint and invest in growth, with a focus on expanding our retail business.

•	Operational Excellence Focus: Optimize our asset base and continue to enhance safety, reliability and margin expansion across our portfolio.

•	Engaged Employees & Stakeholders: Invest in our people and processes to maintain our social license to operate.

Nutrien 2018 Second Quarter Report	1

Risk Management

In the normal course of operations, our business activities expose us to risk. We believe the identification and management of risk and uncertainties is crucial to protecting, optimizing and creating long-term shareholder value. Certain risks and uncertainties that could affect our business and financial results are set out in Schedule B of our BAR.

The company is not aware of any significant changes to its risk factors from those disclosed at that time.

Key Performance Drivers

Through our integrated value model, we set, evaluate and refine our targets to drive improvements that benefit all those impacted by our business. We demonstrate our accountability by tracking and reporting our performance against targets related to each strategic priority. A summary of our progress, as of the date of the report, against our annual targets is as follows:

Synergy Program Commitments

Category	December 31, 2019 Synergy Run Rate – Initial Target	Synergy Run Rate Achieved to June 30, 2018

Distribution and Retail Integration/Optimization	~$ 150 million	$68 million
Production Optimization	~$ 125 million	$60 million
SG&A Optimization	~$ 125 million	$75 million
Procurement	~$ 100 million	$43 million

Total	$ 500 million	$246 million

Nutrien has achieved synergies ahead of schedule, capturing $246 million in run-rate synergies as at June 30, 2018. We now expect to achieve $350 million in run-rate synergies by the end of 2018, up from the initial estimate of $250 million. We are in the process of finalizing other key performance drivers (KPDs) and their methods of calculation.

Performance Overview

For an understanding of trends, events, uncertainties and the effect of critical accounting estimates on our results and financial condition, the following discussion and analysis should be read carefully, together with our interim financial statements.

Three and Six Months Ended June 30, 2018 Results

	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
Earnings per share (EPS)	$2.24	$2.22
Net earnings from continuing operations	$741	$740
EBITDA [1]	$1,507	$1,994

[1]

Net earnings from continuing operations before finance costs, income tax expense and depreciation and amortization. In millions of US dollars. Refer to “Non-IFRS Financial Measures” section on page 29 for details.

2	Nutrien 2018 Second Quarter Report

Overview of Actual Results

IFRS comparative figures are results previously reported by PotashCorp, as it is the continuing reporting entity for accounting purposes for the three and six months ended June 30, 2017 (unless otherwise stated). The Nutrien comparative figures in this MD&A are the combined historical results of PotashCorp and Agrium for the three and six months ended June 30, 2017 (unless otherwise stated) and certain of these are considered to be non-IFRS measures. Refer to “Non-IFRS Financial Measures” section starting on page 29 for detailed information.

	Three Months Ended June 30

	Nutrien	Nutrien [1]			PotashCorp
Dollars (millions), except per share amounts	2018	2017	Change	% Change	2017	Change	% Change

Sales	$8,145	$7,348	$797	11	$1,120	$7,025	n/m
Gross margin	2,131	1,791	340	19	260	1,871	n/m
Earnings before finance costs and income taxes (EBIT)	1,151	995	156	16	149	1,002	n/m
Earnings before income taxes	1,018	869	149	17	88	930	n/m
Net earnings from continuing operations	741	705	36	5	152	589	n/m
Net earnings from discontinued operations	675		n/m	n/m	49	626	n/m
Net earnings	1,416		n/m	n/m	201	1,215	n/m
EBITDA [2]	1,507	1,306	201	15	317	1,190	n/m
Net earnings per share from continuing operations – diluted	1.17	n/m	n/m	n/m	0.18	0.99	n/m
Net earnings per share from discontinued operations – diluted	1.07	n/m	n/m	n/m	0.06	1.01	n/m
Net earnings per share – diluted	2.24	n/m	n/m	n/m	0.24	2.00	n/m
Other comprehensive (loss) income	(105)	146	(251)	n/m	69	(174)	n/m

[1]	Refer to “Non-IFRS Financial Measures” section on page 29 for details.

[2]	EBITDA is a non-IFRS measure. Refer to “Non-IFRS Financial Measures” section on page 29 for details.

n/m = not meaningful

[1]	Refer to “Non-IFRS Financial Measures” section on page 29 for details.

Nutrien 2018 Second Quarter Report	3

	Six Months Ended June 30

	Nutrien	Nutrien [1]			PotashCorp
Dollars (millions), except per share amounts	2018	2017	Change	% Change	2017	Change	% Change

Sales	$11,840	$11,085	$755	7	$2,232	$9,608	n/m
Gross margin	2,978	2,629	349	13	533	2,445	n/m
Earnings before finance costs and income taxes (EBIT)	1,227	1,217	10	1	324	903	n/m
Earnings before income taxes	975	973	2	–	204	771	n/m
Net Earnings from continuing operations	740	802	(62)	(8)	258	482	n/m
Net earnings from discontinued operations	675		n/m	n/m	92	583	n/m
Net earnings	1,415		n/m	n/m	350	1,065	n/m
EBITDA [2]	1,994	1,827	167	9	664	1,330	n/m
Net earnings per share from continuing operations – diluted	1.16	n/m	n/m	n/m	0.31	0.85	n/m
Net earnings per share from discontinued operations – diluted	1.06	n/m	n/m	n/m	0.11	0.95	n/m
Net earnings per share – diluted	2.22	n/m	n/m	n/m	0.42	1.80	n/m
Other comprehensive (loss) income	(175)	214	(389)	n/m	108	(283)	n/m

[1]	Refer to “Non-IFRS Financial Measures” section on page 29 for details.

[2]	EBITDA is a non-IFRS measure. Refer to “Non-IFRS Financial Measures” section on page 29 for details.

n/m = not meaningful

[1]	Refer to “Non-IFRS Financial Measures” section on page 29 for details.

Net Earnings from Continuing Operations Nutrien 2018 vs. PotashCorp 2017

Net earnings from continuing operations in the second quarter and first half of 2018 were higher than the comparative periods for PotashCorp primarily due to the acquisition of Agrium’s operations in the Merger, higher retail sales volumes, increased potash prices, and higher urea volumes and prices, which were partially offset by income tax expense in 2018 compared to an income tax recovery in 2017, higher share-based compensation expense and higher depreciation and amortization.

Net Earnings from Continuing Operations Nutrien 2018 vs. Nutrien 2017

Second quarter net earnings from continuing operations in 2018 were higher compared to combined historical results in the second quarter of 2017 primarily due to higher retail sales volumes, increased potash prices, and higher urea volumes and prices, more than offsetting higher income taxes, and higher share-based compensation expense.

First half net earnings from continuing operations in 2018 were lower compared to combined historical results in the first half of 2017 primarily due to higher income taxes, increased share-based compensation expense and higher depreciation and amortization costs partially offset by higher retail sales volumes and higher potash prices.

4	Nutrien 2018 Second Quarter Report

Net Earnings from Discontinued Operations Nutrien 2018 vs. PotashCorp 2017

Net earnings from discontinued operations were higher in the second quarter and first half of 2018 primarily due to the gain on sale of our SQM class B shares, dividends from SQM and APC exceeding their equity earnings in the comparative periods (equity accounting for these investments ceased when the investments were classified as held for sale) and the related tax impacts on these transactions.

Other Comprehensive Income

Other comprehensive loss for the second quarter and first half of 2018 was primarily the result of a loss on translation of our net foreign operations in Canada and Australia. Other comprehensive loss for the first half was also impacted by a decrease in the fair value of our investment in Sinofert which was partially offset by a net actuarial gain on our defined benefit plans.

PotashCorp other comprehensive income for the second quarter and first half of 2017 was primarily the result of increases in the fair value of our investment in ICL more than offsetting decreases in the fair value of our investment in Sinofert.

Nutrien other comprehensive income for the second quarter and first half of 2017 was primarily the result of increases in the fair value of our investments in ICL and gains on translation of our net foreign operations in Canada and Australia more than offsetting decreases in the fair value of our investments in Sinofert.

Segment Review

We report our results in four business segments: retail, potash, nitrogen and phosphate and sulfate. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. We include net sales and EBITDA in segment disclosures in the notes to the interim financial statements pursuant to IFRS, which require segmentation based upon our internal organization and reporting of revenue and profit or loss measures. As a component of gross margin, net sales (and the related per-tonne amounts) are the primary revenue measures, and are used for business planning and monthly forecasting for the potash, nitrogen and phosphate and sulfate segments. Net sales are calculated as sales revenues less freight, transportation and distribution expenses. Realized prices refer to net sales prices. As a component of net earnings, EBITDA is the primary profit measure we use and review for all business segments in making decisions about operating matters on a segment basis. These decisions include assessments of segment performance and the resources to be allocated to these segments. EBITDA is also used for business planning and monthly forecasting in all business segments.

Our discussion of segment operating performance is set out below and includes nutrient product and/or market performance results, where applicable, to give further insight into these results.

[1]	Nutrien combined historical 2017 EBITDA figures are non-IFRS measures. Refer to “Non-IFRS Financial Measures” section on page 29 for details.

Nutrien 2018 Second Quarter Report	5

Retail Performance

	Three Months Ended June 30
	Sales (millions)					Gross Margin (millions)					Gross Margin (percentage)
	Nutrien	Nutrien[1]		PotashCorp		Nutrien	Nutrien[1]		PotashCorp		Nutrien	Nutrien[1]	PotashCorp
	2018	2017	% Change	2017	% Change	2018	2017	% Change	2017	% Change	2018	2017	2017
Crop nutrients[2,3]	$2,326	$1,989	17	$–	100	$474	$419	13	$–	100	20	21	–
Crop protection products	2,358	2,236	5	–	100	521	485	7	–	100	22	22	–
Seed	1,183	1,080	10	–	100	219	199	10	–	100	19	18	–
Merchandise	201	175	15	–	100	26	27	(4)	–	100	13	15	–
Services and other	274	227	21	–	100	192	169	14	–	100	70	74	–

	6,342	5,707	11	–	100	$1,432	$1,299	10	$–	100

Cost of goods sold	(4,910)	(4,408)	11	–	100

Gross margin	1,432	1,299	10	–	100
Expenses[4]	(668)	(610)	10	–	100

EBIT	764	689	11	–	100
Depreciation and amortization	122	71	72	–	100

EBITDA	$886	$760	17	$–	100

[1]	Refer to “Non-IFRS Financial Measures” section on page 29 for details.

[2]	Sales tonnes were 5,506,000 tonnes (2017 (Nutrien) – 4,897,000 tonnes) and average per tonne prices were $423 per tonne (2017 (Nutrien) – $406 per tonne).

[3]	Includes intersegment sales of $11 million. Intersegment profits are eliminated on consolidation.

[4]	Includes selling and general and administrative expenses of $682 million (2017 (Nutrien) – $602 million).

The most significant contributors to the change in retail EBITDA were as follows (direction of arrows refers to impact on EBITDA):

Three months ended	June 30, 2018 vs June 30, 2017 (PotashCorp)		June 30, 2018 vs June 30, 2017 (Nutrien)
Sales volumes	Retail was acquired as part of the Merger and PotashCorp had no similar operations.	Ù	Crop nutrients, crop protection products and seed sales volumes were higher due to the compressed spring season in North America after a delayed start in the first quarter.
		Ù	Merchandise sales volumes were higher due to increased animal health and fencing sales volumes in Australia along with higher fuel sales in Canada.
		Ù	Services and other sales increased in 2018 due to higher livestock sales, wool commissions and financing in Australia.
Sales prices		Ù	Crop nutrients prices were higher in all geographic locations.
Gross margin		Ù

Crop nutrient gross margin was higher primarily due to increased volumes in all geographic locations, including increased contribution from higher margin international operations. Crop nutrient margin percent decreased, but on a margin per tonne basis has remained flat. This was due to higher costs associated with higher volumes in a condensed period in North America being offset by increased margin rates in Australia and South America.

		Ù	Due to the condensed season, crop protection sales volumes were higher and proprietary product margin increased, which offset competitive upfront margin pressure.
Ù

Seed gross margins increased primarily driven by North America demand while Australia was heavily impacted by extreme dry weather. Margins were also higher due to more proprietary product contribution at increased margin rates.

Selling and general and administrative expenses		Ú

Expenses in the second quarter were up from prior year due to higher fuel costs and increased application business in the US, additional selling expenses on additional sales from new acquisitions across all geographic locations and depreciation and amortization as discussed below.

Depreciation and amortization			Expense was higher primarily due to the purchase price allocation (PPA) adjustments as a result of the Merger and on recently acquired businesses.

6	Nutrien 2018 Second Quarter Report

	Six Months Ended June 30
	Sales (millions)					Gross Margin (millions)					Gross Margin (percentage)
	Nutrien	Nutrien[1]		PotashCorp[1]		Nutrien	Nutrien[1]		PotashCorp[1]		Nutrien	Nutrien[1]	PotashCorp[1]
	2018	2017	% Change	2017	% Change	2018	2017	% Change	2017	% Change	2018	2017	2017
Crop nutrients[2,3]	$3,010	$2,703	11	$–	100	$597	$560	7	$–	100	20	21	–
Crop protection products	3,132	3,108	1	–	100	649	615	6	–	100	21	20	–
Seed	1,524	1,462	4	–	100	263	253	4	–	100	17	17	–
Merchandise	350	309	13	–	100	49	49	–	–	100	14	16	–
Services and other	425	365	16	–	100	282	256	10	–	100	66	70	–

	8,441	7,947	6	–	100	$1,840	$1,733	6	$–	100

Cost of goods sold	(6,601)	(6,214)	6	–	100

Gross margin	1,840	1,733	6	–	100
Expenses[4]	(1,209)	(1,076)	12	–	100

EBIT	631	657	(4)	–	100
Depreciation and amortization	245	142	73	–	100

EBITDA	$876	$799	10	$–	100

[1]	Refer to “Non-IFRS Financial Measures” section on page 29 for details.

[2]	Sales tonnes were 7,209,000 tonnes (2017 (Nutrien) – 6,739,000 tonnes) and average per tonne prices were $418 per tonne (2017 (Nutrien) – $401 per tonne).

[3]	Includes intersegment sales of $22 million. Intersegment profits are eliminated on consolidation.

[4]	Includes selling and general and administrative expenses of $1,228 million (2017 (Nutrien) – $1,075 million).

The most significant contributors to the change in retail EBITDA were as follows (direction of arrows refers to impact on EBITDA):

Six months ended	June 30, 2018 vs June 30, 2017 (PotashCorp)		June 30, 2018 vs June 30, 2017 (Nutrien)
Sales volumes	Retail was acquired as part of the Merger and PotashCorp had no similar operations.	Ù	Crop nutrient volumes were up across all geographic locations with 68 percent of the increase coming from North America.
		Ù	Seed sales were impacted in Australia by dry weather, but this was offset by increased proprietary product sales in North America and strong cotton sales in the US.
		Ù	Merchandise sales increased primarily due to increased fuel volumes in Canada along with increased animal health and fencing volumes in Australia.
		Ù	Services and other sales increased in 2018 due to higher livestock sales, wool commissions and financing in Australia.
Sales prices		Ù	Crop nutrients prices were higher in all geographic locations.
Gross margin		Ù

Crop nutrient margin percent decreased, but on a margin per tonne basis remained flat. This was due to higher costs associated with higher volumes in a condensed period in North America being offset by increased margin rates in Australia and South America.

		Ù	Crop protection margin was higher due to a more favorable retail/wholesale customer mix in the US as well as increased proprietary product contribution.
		Ù	Merchandise gross margin was flat but gross margin percentage declined due to an increase in volume of lower-margin fuel sales in Canada.
Selling and general and administrative expenses		Ú	Expenses were up due to higher fuel costs with increased application business in the US, increased payroll from acquisitions and due to depreciation and amortization discussed below.
Depreciation and amortization			Expense was higher primarily due to the PPA adjustments as a result of the Merger and on recently acquired businesses.

Nutrien 2018 Second Quarter Report	7

Potash Performance

	Three Months Ended June 30
	Dollars (millions)					Tonnes (thousands)					Average per Tonne[1]
	Nutrien	Nutrien[2]		PotashCorp		Nutrien	Nutrien[2]		PotashCorp		Nutrien	Nutrien[2]		PotashCorp
	2018	2017	% Change	2017	% Change	2018	2017	% Change	2017	% Change	2018	2017	% Change	2017	% Change
Manufactured product[3]
Net sales
North America	$222	$205	8	$135	64	1,030	1,029	–	651	58	$216	$198	9	$208	4
Offshore	416	330	26	276	51	2,149	2,046	5	1,709	26	$194	$161	20	$161	20

	638	535	19	411	55	3,179	3,075	3	2,360	35	$201	$174	16	$174	16
Cost of goods sold	(274)	(273)	–	(193)	42						$(86)	$(89)	(3)	$(82)	5

Gross margin	364	262	39	218	67						$115	$85	35	$92	25
Other potash and purchased products gross margin[4]	–	–	–	–	–

Gross margin	364	262	39	218	67
Expenses[5]	(71)	(58)	22	(52)	37

EBIT	293	204	44	166	77
Depreciation and amortization	93	88	6	56	66

EBITDA	$386	$292	32	$222	74

[1] Rounding differences may occur due to the use of whole dollars in per-tonne calculations.
[2] Refer to “Non-IFRS Financial Measures” section on page 29 for details.
[3] Includes intersegment sales of $50 million and 169,000 sales tonnes (2017 (PotashCorp) – $NIL and NIL sales tonnes). Intersegment profits are eliminated on consolidation.
[4] Comprised of net sales $NIL million (2017 (Nutrien) – $1 million; 2017 (PotashCorp) – $NIL) less cost of goods sold $NIL million (2017 (Nutrien) – $1 million; 2017 (PotashCorp) – $NIL).
[5] Includes provincial mining and other taxes of $62 million (2017 (Nutrien) – $46 million; 2017 (PotashCorp) – $43 million).

Sales to major offshore markets by Canpotex Limited (Canpotex) were as follows:

	Three Months Ended June 30			Six Months Ended June 30
	Percentage of Sales Volumes			Percentage of Sales Volumes
	Nutrien	Nutrien		Nutrien	Nutrien
	2018	2017	% Change	2018	2017	% Change
Other Asian markets [1]	29	40	(28)	29	38	(24)
Latin America	33	40	(18)	28	33	(15)
China	21	3	n/m	25	10	150
India	9	10	(10)	8	11	(27)
Other markets	8	7	14	10	8	25
	100	100		100	100

[1]	All Asian markets except China and India.

8	Nutrien 2018 Second Quarter Report

	Six Months Ended June 30
	Dollars (millions)					Tonnes (thousands)					Average per Tonne [1]
	Nutrien	Nutrien[2]		PotashCorp		Nutrien	Nutrien[2]		PotashCorp		Nutrien	Nutrien[2]		PotashCorp
	2018	2017	% Change	2017	% Change	2018	2017	% Change	2017	% Change	2018	2017	% Change	2017	% Change
Manufactured product[3]
Net sales
North America	$472	$434	9	$298	58	2,284	2,266	1	1,510	51	$207	$191	8	$198	5
Offshore	740	566	31	474	56	4,020	3,624	11	3,029	33	$184	$156	18	$156	18

	1,212	1,000	21	772	57	6,304	5,890	7	4,539	39	$192	$170	13	$170	13
Cost of goods sold	(553)	(538)	3	(389)	42						$(88)	$(91)	(3)	$(86)	2

Gross margin	659	462	43	383	72						$104	$79	32	$84	24
Other potash and purchased products gross margin[4]	–	–	–	–	–

Gross margin	659	462	43	383	72
Expenses[5]	(129)	(102)	26	(94)	37

EBIT	530	360	47	289	83
Depreciation and amortization	184	172	7	111	66

EBITDA	$714	$532	34	$400	79

[1] Rounding differences may occur due to the use of whole dollars in per-tonne calculations.
[2] Refer to “Non-IFRS Financial Measures” section on page 29 for details.
[3] Includes intersegment sales of $118 million and 434,000 sales tonnes (2017 (PotashCorp) – $NIL and NIL sales tonnes). Intersegment profits are eliminated on consolidation.
[4] Comprised of net sales $1 million (2017 (Nutrien) – $4 million; 2017 (PotashCorp) – $4 million) less cost of goods sold $1 million (2017 (Nutrien) – $4 million; 2017 (PotashCorp) – $4 million).
[5] Includes provincial mining and other taxes of $110 million (2017 (Nutrien) – $82 million; 2017 (PotashCorp) – $76 million).

Nutrien 2018 Second Quarter Report	9

North America typically consumes more higher-priced granular product than standard product.

The most significant contributors to the change in potash EBITDA were as follows (direction of arrows refers to impact on EBITDA):

Three months ended		June 30, 2018 vs June 30, 2017 (PotashCorp)		June 30, 2018 vs June 30, 2017 (Nutrien)
Sales volumes	Ù	Sales volumes were higher due to strong offshore demand and a higher Canpotex allocation compared to the second quarter of 2017.	Ù	Sales volumes were higher due to strong offshore demand and a higher Canpotex allocation compared to the second quarter of 2017.
	Ù	Sales volumes were also higher as a result of the Merger, specifically the addition of the Vanscoy mine and sales to retail.
Net sales prices	Ù	Offshore and domestic selling prices were higher in the second quarter due to strong global demand.
Cost of goods sold	Ú	Costs increased slightly due to an increase in shutdowns due to external rail transportation issues.	Ù	Costs decreased slightly due to our portfolio optimization and results from our cost reduction strategy. This was partially offset by an increase in shutdowns due to external rail transportation issues.
Provincial mining and other taxes	Ú	Under Saskatchewan provincial legislation, the company is subject to resource taxes, including the potash production tax and the resource surcharge. Provincial mining and other taxes increased primarily due to stronger potash prices.
Depreciation and amortization		Depreciation and amortization expense was higher due to the addition of the Vanscoy mine as a result of the Merger.		There were no significant changes between 2017 and 2018.

Six months ended		June 30, 2018 vs June 30, 2017 (PotashCorp)		June 30, 2018 vs June 30, 2017 (Nutrien)
Sales volumes	Ù	Sales volumes were higher due to strong global demand and a higher Canpotex allocation compared to the first half of 2017.	Ù	Sales volumes were higher due to strong global demand and a higher Canpotex allocation compared to the first half of 2017.
	Ù	Sales volumes were also higher as a result of the Merger, specifically the addition of the Vanscoy mine and sales to retail.
Net sales prices	Ù	Offshore and domestic selling prices were higher in the first half due to strong global demand and high global operating rates.
Cost of goods sold	Ú	Costs increased slightly due to an increase in shutdowns due to external rail transportation issues.	Ù	Costs decreased slightly due to our portfolio optimization and results from our cost reduction strategy. This was partially offset by an increase in shutdowns due to external rail transportation issues.
Provincial mining and other taxes	Ú	Under Saskatchewan provincial legislation, the company is subject to resource taxes, including the potash production tax and the resource surcharge. Provincial mining and other taxes increased primarily due to stronger potash prices.
Depreciation and amortization		Depreciation and amortization expense was higher due to the addition of the Vanscoy mine as a result of the Merger.		There were no significant changes between 2017 and 2018.

10	Nutrien 2018 Second Quarter Report

Nitrogen Performance

	Three Months Ended June 30
	Dollars (millions)					Tonnes (thousands)					Average per Tonne [1]
	Nutrien	Nutrien[2]		PotashCorp		Nutrien	Nutrien[2]		PotashCorp		Nutrien	Nutrien[2]		PotashCorp
	2018	2017	% Change	2017	% Change	2018	2017	% Change	2017	% Change	2018	2017	% Change	2017	% Change
Manufactured product [3]
Net sales
Ammonia	$270	$322	(16)	$181	49	1,028	1,064	(3)	602	71	$263	$303	(13)	$ 302	(13)
Urea	254	179	42	69	268	901	751	20	293	208	$281	$239	18	$ 236	19
Solutions and nitrates	189	165	15	105	80	1,133	1,008	12	699	62	$167	$163	2	$ 150	11

	713	666	7	355	101	3,062	2,823	8	1,594	92	$233	$236	(1)	$ 223	4
Cost of goods sold	(473)	(485)	(2)	(290)	63						$(155)	$(172)	(10)	$ (182)	(15)

Gross margin	240	181	33	65	269						$78	$64	22	$ 41	90
Other nitrogen and purchased products gross margin [4]	21	15	40	3	600

Gross margin	261	196	33	68	284
Expenses [5]	(11)	(12)	(8)	(5)	120

EBIT	250	184	36	63	297
Depreciation and amortization	85	76	12	47	81

EBITDA	$335	$260	29	$110	205

[1] Rounding differences may occur due to the use of whole dollars in per-tonne calculations.
[2] Refer to “Non-IFRS Financial Measures” section on page 29 for details.
[3] Includes intersegment sales of $188 million and 589,000 sales tonnes (2017 (PotashCorp) – $17 million and 40,000 sales tonnes). Intersegment profits are eliminated on consolidation.

[4]  Comprised of net sales of $143 million (2017 (Nutrien) – $154 million; 2017 (PotashCorp) – $14 million) less cost of goods sold $122 million (2017 (Nutrien) – $139 million; 2017 (PotashCorp) – $11 million).

[5] Includes earnings of equity-accounted investees of $3 million (2017 (Nutrien) – $5 million; 2017 (PotashCorp) – $2 million).

	Three Months Ended June 30						Six Months Ended June 30
	Sales Tonnes (thousands)			Average Net Sales Price per Tonne			Sales Tonnes (thousands)			Average Net Sales Price per Tonne
	Nutrien	Nutrien	PotashCorp	Nutrien	Nutrien	PotashCorp	Nutrien	Nutrien	PotashCorp	Nutrien	Nutrien	PotashCorp
	2018	2017	2017	2018	2017	2017	2018	2017	2017	2018	2017	2017
Fertilizer	1,699	1,633	672	$257	$242	$236	2,889	2,800	1,292	$257	$243	$233
Industrial and feed	1,363	1,190	922	$203	$227	$214	2,476	2,404	1,869	$213	$231	$221

	3,062	2,823	1,594	$233	$236	$223	5,365	5,204	3,161	$237	$238	$226

Nutrien 2018 Second Quarter Report	11

	Six Months Ended June 30
	Dollars (millions)					Tonnes (thousands)					Average per Tonne[1]
	Nutrien	Nutrien[2]		PotashCorp		Nutrien	Nutrien[2]		PotashCorp		Nutrien	Nutrien[2]		PotashCorp
	2018	2017	% Change	2017	% Change	2018	2017	% Change	2017	% Change	2018	2017	% Change	2017	% Change
Manufactured product[3]
Net sales
Ammonia	$478	$554	(14)	$340	41	1,772	1,879	(6)	1,148	54	$270	$295	(8)	$297	(9)
Urea	466	369	26	158	195	1,625	1,432	13	613	165	$287	$258	11	$258	11
Solutions and nitrates	326	314	4	216	51	1,968	1,893	4	1,400	41	$166	$166	–	$154	8

	1,270	1,237	3	714	78	5,365	5,204	3	3,161	70	$237	$238	–	$226	5
Cost of goods sold	(898)	(881)	2	(556)	62						$(167)	$(170)	(2)	$(176)	(5)

Gross margin	372	356	4	158	135						$70	$68	3	$50	40

Other nitrogen and purchased products gross margin[4]	37	28	32	7	429

Gross margin	409	384	7	165	148
Expenses[5]	(27)	(18)	50	(12)	125

EBIT	382	366	4	153	150
Depreciation and amortization	214	144	49	97	121

EBITDA	$596	$510	17	$250	138

[1] Rounding differences may occur due to the use of whole dollars in per-tonne calculations.
[2] Refer to “Non-IFRS Financial Measures” section on page 29 for details.
[3] Includes intersegment sales of $310 million and 993,000 sales tonnes (2017 (PotashCorp) – $39 million and 95,000 sales tonnes). Intersegment profits are eliminated on consolidation.

[4]  Comprised of net sales of $258 million (2017 (Nutrien) – $289 million; 2017 (PotashCorp) – $20 million) less cost of goods sold $221 million (2017 (Nutrien) – $261 million; 2017 (PotashCorp) – $13 million).

[5] Includes earnings of equity-accounted investees of $7 million (2017 (Nutrien) – $22 million; 2017 (PotashCorp ) – $2 million).

12	Nutrien 2018 Second Quarter Report

The most significant contributors to the change in nitrogen EBITDA were as follows (direction of arrows refers to impact on EBITDA):

Three months ended		June 30, 2018 vs June 30, 2017 (PotashCorp)		June 30, 2018 vs June 30, 2017 (Nutrien)
Sales volumes	Ù	Sales volumes increased primarily as a result of the Merger.	Ú	Ammonia sales volumes decreased due to the diversion of product to the continued ramp-up of our urea expansion project at Borger as well as higher urea production at our Trinidad facility, which reduced net ammonia available for sale.
			Ù	Urea volumes were up due to the continued ramp-up at Borger and higher production at Trinidad to meet increased demand.
Net sales prices	Ù	Our average realized price was slightly higher, reflecting the impact of higher realized selling prices for urea and some other nitrogen products, which more than offset lower realized prices for ammonia.	Ú

Our average realized price was flat, reflecting lower realized prices for ammonia, as a result of a lower Tampa ammonia benchmark and the impact of lower natural gas costs on our industrial business, which offset the impact of higher realized prices for urea and some other nitrogen products.

Cost of goods sold	Ù	Average costs, including our hedge position, for natural gas used as feedstock in production decreased 28 percent due to the relatively lower-cost gas available at our Alberta facilities acquired in the Merger.	Ù	Average costs, including our hedge position, for natural gas used as feedstock in production decreased 19 percent, as a result of lower AECO and Henry Hub indices and lower gas costs in Trinidad (Contract prices indexed in part to Tampa ammonia prices).
Earnings of equity-accounted investees	Ù	There were no significant changes between 2017 and 2018.	Ú	There were no significant changes between 2017 and 2018.
Depreciation and amortization		Expense was higher in 2018 due to higher depreciation and amortization based on volumes and the PPA adjustments.

Six months ended		June 30, 2018 vs June 30, 2017 (PotashCorp)		June 30, 2018 vs June 30, 2017 (Nutrien)
Sales volumes	Ù	Sales volumes increased primarily as a result of the Merger.	Ú	Ammonia sales volumes decreased due to the diversion of product to the continued ramp-up of our urea expansion project at Borger as well as higher urea production at our Trinidad facility, which reduced net ammonia available for sale.
			Ù	Urea volumes were up due to the continued ramp-up at Borger and higher production at Trinidad to meet increased demand.
Net sales prices	Ù	Our average realized price was slightly higher, reflecting the impact of higher realized selling prices for urea and certain other nitrogen products, which more than offset lower realized prices for ammonia.	Ú

Our average realized price was flat, reflecting lower realized prices for ammonia, as a result of a lower Tampa ammonia benchmark and the impact of lower natural gas costs on our industrial business, which more than offset the impact of higher realized prices for urea.

Cost of goods sold	Ù	Average costs, including our hedge position, for natural gas used as feedstock in production decreased 23 percent due to the relatively lower-cost gas available at our Alberta facilities acquired in the Merger.	Ù	Average costs, including our hedge position, for natural gas used as feedstock in production decreased 12 percent, as a result of lower AECO and Henry Hub indices and lower gas costs in Trinidad (Contract prices indexed in part to Tampa ammonia prices).
Earnings of equity-accounted investees	Ù	There were no significant changes between 2017 and 2018.	Ú	Earnings were lower in 2018 primarily due to the impact of a foreign exchange gain recorded in 2017 in our investment in MOPCO from the devaluation of the Egyptian pound.
Depreciation and amortization		Expense was higher in 2018 due to higher depreciation and amortization based on volumes and the PPA adjustments.

Nutrien 2018 Second Quarter Report	13

Phosphate and Sulfate Performance

	Three Months Ended June 30
	Dollars (millions)					Tonnes (thousands)					Average per Tonne [1]
	Nutrien	Nutrien[2]		PotashCorp		Nutrien	Nutrien[2]		PotashCorp		Nutrien	Nutrien[2]		PotashCorp
	2018	2017	% Change	2017	% Change	2018	2017	% Change	2017	% Change	2018	2017	% Change	2017	% Change
Manufactured product[3]
Net sales
Fertilizer	$233	$168	39	$117	99	569	472	21	348	64	$410	$355	15	$337	22
Industrial and feed	98	105	(7)	123	(20)	191	210	(9)	242	(21)	$513	$501	2	$507	1
Ammonium sulfate	23	29	(21)	–	n/m	87	111	(22)	–	n/m	$271	$259	5	$–	n/m

	354	302	17	240	48	847	793	7	590	44	$419	$380	10	$407	3
Cost of goods sold	(314)	(302)	4	(266)	18						$(371)	$(380)	(2)	$(452)	(18)

Gross margin	40	–	n/m	(26)	(254)						$48	$–	n/m	$(45)	(207)
Other phosphate and purchased products gross margin[4]	2	2	–	–	n/m

Gross margin	42	2	n/m	(26)	(262)
Expenses	(3)	(7)	(57)	(4)	(25)

EBIT	39	(5)	(880)	(30)	(230)
Depreciation and amortization	42	62	(32)	56	(25)

EBITDA	$81	$57	42	$26	212

[1] Rounding differences may occur due to the use of whole dollars in per-tonne calculations.
[2] Refer to “Non-IFRS Financial Measures” section on page 29 for details.
[3] Includes intersegment sales of $79 million and 179,000 sales tonnes (2017 (PotashCorp) – $NIL and NIL sales tonnes). Intersegment profits are eliminated on consolidation.
[4] Comprised of net sales $40 million (2017 (Nutrien) – $15 million; 2017 (PotashCorp) – $1 million) less cost of goods sold $38 million (2017 (Nutrien) – $13 million; 2017 (PotashCorp) – $1 million).
n/m= not meaningful

14	Nutrien 2018 Second Quarter Report

	Six Months Ended June 30
	Dollars (millions)					Tonnes (thousands)					Average per Tonne [1]
	Nutrien	Nutrien[2]		PotashCorp		Nutrien	Nutrien[2]		PotashCorp		Nutrien	Nutrien[2]		PotashCorp
	2018	2017	% Change	2017	% Change	2018	2017	% Change	2017	% Change	2018	2017	% Change	2017	% Change
Manufactured product[3]
Net sales
Fertilizer	$473	$358	32	$253	87	1,174	978	20	716	64	$403	$366	10	$354	14
Industrial and feed	204	223	(9)	257	(21)	412	449	(8)	513	(20)	$495	$496	(0)	$501	(1)
Ammonium sulfate	41	49	(16)	–	n/m	159	199	(20)	–	n/m	$257	$245	5	$–	n/m

	718	630	14	510	41	1,745	1,626	7	1,229	42	$412	$387	6	$415	(1)
Cost of goods sold	(649)	(597)	9	(526)	23						$(372)	$(367)	1	$(428)	(13)

Gross margin	69	33	109	(16)	(531)						$40	$20	102	$(13)	(408)
Other phosphate and purchased products gross margin[4]	2	3	(33)	1	100

Gross margin	71	36	97	(15)	(573)
Expenses	(9)	(16)	(44)	(8)	13

EBIT	62	20	210	(23)	(370)
Depreciation and amortization	93	125	(26)	114	(18)

EBITDA	$155	$145	7	$91	70

[1] Rounding differences may occur due to the use of whole dollars in per-tonne calculations.
[2] Refer to “Non-IFRS Financial Measures” section on page 29 for details.
[3] Includes intersegment sales of $160 million and 379,000 sales tonnes (2017 (PotashCorp) – $NIL and NIL sales tonnes). Intersegment profits are eliminated on consolidation.
[4] Comprised of net sales $80 million (2017 (Nutrien) – $26 million; 2017 (PotashCorp) – $2 million) less cost of goods sold $78 million (2017 (Nutrien) – $23 million; 2017 (PotashCorp) – $1 million).
n/m = not meaningful

Nutrien 2018 Second Quarter Report	15

The most significant contributors to the change in phosphate and sulfate EBITDA were as follows (direction of arrows refers to impact on EBITDA):

Three months ended		June 30, 2018 vs June 30, 2017 (PotashCorp)		June 30, 2018 vs June 30, 2017 (Nutrien)
Sales volumes	Ù	Sales volumes increased primarily as a result of the Merger.	Ù	Sales volumes were up due to strong fertilizer demand and increased production levels at our phosphate facilities.
Net sales prices	Ù	Our average realized fertilizer price was up, due to strong demand and higher global sulfur benchmark prices.
Cost of goods sold	Ù

Phosphate cost of goods sold decreased due to lower depreciation and amortization related to impairments on assets in the latter half of 2017 and

PPA adjustments as well as inventory adjustments at Aurora and White Springs in 2017 that did not occur in 2018.

			Ù	Phosphate cost of goods sold decreased due to lower depreciation and amortization related to impairments on assets in the latter half of 2017 and PPA adjustments.
			Ú	Fertilizer cost of goods sold increased primarily due to higher sulfur costs and rock costs at Redwater, which was partially offset by inventory adjustments at Aurora and White Springs in 2017 that did not occur in 2018.
Expenses	Ù	There were no significant changes between 2017 and 2018.
Depreciation and amortization		Expense was lower in 2018 primarily due to lower depreciable asset balance at our US facilities as a result of the impairments recorded in the latter half of 2017 and the impact of the PPA adjustments. The decrease was partially offset by an increase in depreciation at our Redwater facility due to the change in the assets estimated useful lives.

Six months ended		June 30, 2018 vs June 30, 2017 (PotashCorp)		June 30, 2018 vs June 30, 2017 (Nutrien)
Sales volumes	Ù	Sales volumes increased primarily as a result of the Merger.	Ù	Sales volumes were up due to strong fertilizer demand and increased production levels at our phosphate facilities.
Net sales prices	Ù	Our average realized fertilizer price was up, due to strong demand and higher global sulfur benchmark prices.
Cost of goods sold	Ù

Phosphate cost of goods sold decreased due to lower depreciation and amortization related to impairments on assets in the latter half of 2017 and

PPA adjustments as well as inventory adjustments at Aurora and White Springs in 2017 that did not occur in 2018.

			Ù	Phosphate cost of goods sold decreased due to lower depreciation and amortization related to impairments on assets in the latter half of 2017 and PPA adjustments.
			Ú	Fertilizer cost of goods sold increased primarily due to higher sulfur costs and rock costs at Redwater, which was partially offset by inventory adjustments at Aurora and White Springs in 2017 that did not occur in 2018.
Expenses	Ú	There were no significant changes between 2017 and 2018.	Ù	There were no significant changes between 2017 and 2018.
Depreciation and amortization		Expense was lower in 2018 primarily due to lower depreciable asset balance at our US facilities as a result of the impairments recorded in the latter half of 2017 and the impact of the PPA adjustments. The decrease was partially offset by an increase in depreciation at our Redwater facility due to the change in the assets estimated useful lives.

16	Nutrien 2018 Second Quarter Report

Others Segment Financial Performance

“Others” is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating business units. No sales are made in this segment.

Expenses included in EBIT of our non-operating segment primarily comprise general and administrative costs at our headquarters and corporate offices and other expenses such as Merger and related costs.

EBITDA for our others segment for the second quarter of 2018 was $(213) compared to $(41) for PotashCorp in the second quarter of 2017 and $(95) for the Nutrien combined historical1 second quarter in 2017. EBITDA for our others segment for the first half of 2018 was $(346) compared to $(77) for PotashCorp in the first half of 2017 and $(173) for the Nutrien combined historical first half of 2017. The decrease in others EBITDA compared to the second quarter and first half of PotashCorp in 2017 was primarily a result of increases in Merger and related costs, share-based compensation (due to a higher share price, improvement in our relative ranking in total shareholder return and progress towards synergy targets) and general and administrative expenses related to the addition of Agrium’s operations. The decrease compared to the second quarter combined historical figures for Nutrien was primarily due to increases in share-based compensation expenses as noted above. The decrease in others EBITDA compared to the first half combined historical figures for Nutrien was primarily due to Merger and related costs and increases in share-based compensation expenses as noted above.

[1]	Refer to “Non-IFRS Financial Measures” section on page 29 for details.

Expenses and Income Below Gross Margin

	Three Months Ended June 30
	Nutrien	Nutrien [1]			PotashCorp [2]
Dollars (millions), except percentage amounts	2018	2017	Change	% Change	2017	Change	% Change
Selling expenses	$ (666)	$(582)	$(84)	14	$(8)	$(658)	n/m
General and administrative expenses	(179)	(98)	(81)	83	(40)	(139)	348
Provincial mining and other taxes	(65)	(46)	(19)	41	(43)	(22)	51
Earnings of equity-accounted investees	4	8	(4)	(50)	3	1	33
Other expenses	(74)	(77)	3	(4)	(23)	(51)	222
Finance costs	(133)	(126)	(7)	6	(61)	(72)	118
Income tax (expense) recovery	(277)	(164)	(113)	69	64	(341)	n/m
Discontinued operations	675	n/a	n/m	n/m	49	626	n/m

[1]	Refer to “Non-IFRS Financial Measures” section on page 29 for details.

[2]

Certain amounts have been reclassified from earnings of equity-accounted investees, dividend income and income taxes to net income from discontinued operations as the related assets were classified as held for sale in 2017. These amounts have also been reclassified to conform to the current period’s presentation as described in note 15 to the interim financial statements.

n/m	= not meaningful
n/a	= not available

	Six Months Ended June 30
	Nutrien	Nutrien [1]			PotashCorp [2]
Dollars (millions), except percentage amounts	2018	2017	Change	% Change	2017	Change	% Change
Selling expenses	$(1,198)	$(1,042)	$(156)	15	$(17)	$(1,181)	n/m
General and administrative expenses	(298)	(202)	(96)	48	(81)	(217)	268
Provincial mining and other taxes	(113)	(82)	(31)	38	(76)	(37)	49
Earnings of equity-accounted investees	11	32	(21)	(66)	3	8	267
Other expenses	(153)	(118)	(35)	30	(38)	(115)	303
Finance costs	(252)	(244)	(8)	3	(120)	(132)	110
Income tax (expense) recovery	(235)	(171)	(64)	37	54	(289)	n/m
Discontinued operations	675	n/a	n/m	n/m	92	583	n/m

[1]	Refer to “Non-IFRS Financial Measures” section on page 29 for details.

[2]

Certain amounts have been reclassified from earnings of equity-accounted investees, dividend income and income taxes to net income from discontinued operations as the related assets were classified as held for sale in 2017. These amounts have also been reclassified to conform to the current period’s presentation as described in note 15 to the interim financial statements.

n/m	= not meaningful
n/a	= not available

Nutrien 2018 Second Quarter Report	17

The most significant contributors to the change in expenses and income results were as follows:

Three and six months ended	June 30, 2018 vs June 30, 2017 (PotashCorp)	June 30, 2018 vs June 30, 2017 (Nutrien)
Selling Expenses	See explanation in the Retail Financial Performance section on pages 6 and 7.	See explanation in the Retail Financial Performance section on pages 6 and 7.
General and Administrative Expenses	General and administrative expenses increased primarily as a result of increases in share-based compensation resulting from a higher share price, an improvement in our relative ranking in total shareholder return and progress towards synergy targets. There were also increases due to the Merger and retail acquisitions.	General and administrative expenses increased primarily as a result of increases in share-based compensation resulting from a higher share price, an improvement in our relative ranking in total shareholder return and progress towards synergy targets. There were also increases due to retail acquisitions.
Provincial Mining and Other Taxes	See explanation in the Potash Financial Performance section on page 10.	See explanation in the Potash Financial Performance section on page 10.
Other (Expenses) Income

Quarter over quarter other expenses increased primarily due to the Merger.

In the first half of 2018 compared to the first half of 2017 other expenses increased primarily due the Merger and higher merger and related costs.

There were no significant changes quarter over quarter. Other expenses increased compared to the combined historical first half primarily due to Merger and related costs.
Finance Costs	Finance costs increased as a result of the Merger.	There were no significant changes.

WEIGHTED AVERAGE DEBT BALANCES AND RATES	Three Months Ended June 30			Six Months Ended June 30
Dollars (millions), except percentage amounts	Nutrien 2018	Nutrien 2017	PotashCorp 2017	Nutrien 2018	Nutrien 2017	PotashCorp 2017
Short-term balance	$2,963	$949	$365	$2,057	$795	$382
Short-term rate [1]	2.5%	1.4%	1.3%	2.3%	1.3%	1.2%
Long-term balance	$8,175	$8,675	$4,250	$8,175	$8,692	$4,250
Long-term rate	4.8%	4.7%	4.7%	4.8%	4.7%	4.7%
[1] Rates were higher in 2018 due to increases in benchmark interest rates.

Income Tax Recovery (Expense)

Ordinary earnings for the three months ended June 30, 2018 were higher as compared to the same period in 2017. In addition, in the second quarter of 2017, a deferred tax recovery of $68 was recorded as a result of a Saskatchewan income tax rate decrease. As a result of these two items, income tax expense increased for the three and six months ended June 30, 2018 as compared to the same periods last year.

For the first six months of 2018, 70 percent of the effective tax rate on the current year’s ordinary earnings from continuing operations pertained to current income taxes (2017 – 24 percent) and 30 percent related to deferred income taxes (2017 – 76 percent). The increase in the current portion was due to higher earnings from retail operations in Canada and Australia and US wholesale operations. In addition, the decrease in the deferred portion was due to deferred tax recoveries recorded as a result of PPA adjustments.

EFFECTIVE TAX RATES AND DISCRETE ITEMS	Three Months Ended June 30			Six Months Ended June 30
Dollars (millions), except percentage amounts	Nutrien 2018	Nutrien [1] 2017	PotashCorp [1] 2017	Nutrien 2018	Nutrien [1] 2017	PotashCorp [1] 2017
Actual effective tax rate on ordinary earnings	27%	27%	9%	24%	26%	11%
Actual effective tax rate including discrete items	27%	19%	(72)%	24%	17%	(27)%
Discrete tax adjustments that impacted the rate	$(1)	$ 75	$71	$2	$ 80	$76
[1] Rates have been adjusted as a result of our investments in SQM, ICL and APC being classified as discontinued in 2017.

Net Earnings From Discontinued Operations	Net earnings from discontinued operations increased primarily due to the gain on sale of our SQM class B shares, dividends from SQM and APC exceeding their equity earnings in the comparative periods (Equity accounting for these investments ceased when the investments were classified as held for sale) and the related tax impacts on these transactions.	Combined historical results for Nutrien (refer to “Non-IFRS Financial Measures” section on page 29) were prepared for earnings from continuing operations only and therefore there is no meaningful comparison available.

18	Nutrien 2018 Second Quarter Report

Financial Condition Review

Statement of Financial Position Analysis

The most significant contributors to the changes in our balance sheet were as follows (direction of arrows refers to increase or decrease, all impacts for balance sheet line items are after the impacts of the Merger and PPA impacts in relation to the Merger (if any)):

Assets		Liabilities
Ù	Total assets increased as a result of the Merger and the PPA to the assets of Agrium as described in Note 2 to the interim financial statements.	Ù	Total liabilities increased as a result of the Merger and the PPA to the liabilities of Agrium as described in Note 2 to the interim financial statements.
Ù	For additional changes in cash refer to the statement of cash flows in our interim financial statements.	Ù	Short-term debt also increased due to an increase in our outstanding commercial paper for working capital requirements.
Ù	Receivables were also higher primarily due to retail sales during the spring season resulting in higher trade and vendor rebate receivables.	Ù	Current portion of long-term debt increased due to the 6.75% debentures due January 15, 2019 and 6.5% senior notes due May 15, 2019 becoming due within one year.
Ú	Prepaid expenses and other current assets were also impacted by the seasonal drawdown of prepaid retail inventory.	Ú	Long-term debt was also impacted by debentures and senior notes discussed above becoming due within one year.
Ú	Assets held for sale were lower primarily due to the sale of our equity interests in ICL and a portion of our SQM equity interests as discussed in Note 6 to the interim financial statements.	Ù	Deferred income taxes increased primarily due to the planned repatriation of cash from Chile.
		Ú	Payables and accrued charges were also impacted by a drawdown of customer prepayments as customers took delivery of inventories paid in advance.
Equity
Ù	Total equity increased as a result of the Merger and the issuance of Nutrien shares.

Ú	Share capital was also impacted by share repurchases made under Nutrien’s normal course issuer bid (NCIB).

Ù	Retained earnings was higher primarily as a result of net earnings exceeding dividends declared and shares repurchased.

Nutrien 2018 Second Quarter Report	19

As at June 30, 2018, $1,256 million (December 31, 2017 (PotashCorp) – $104 million) of our cash and cash equivalents was held in certain foreign subsidiaries. As there are plans to repatriate the majority of these funds, a deferred tax liability of $239 million was recorded at June 30, 2018. On May 17, 2018, the company entered into an agreement with a third party for the sale of its shares of SQM for approximately $4,066 million before taxes and closing costs. The agreement is subject to customary closing conditions (including applicable regulatory approvals) and is expected to close by the fourth quarter of 2018. Repatriation of the net cash from this sale is expected to result in tax consequences.

Liquidity and Capital Resources

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our financial position and meet our commitments and obligations in a cost-effective manner.

Liquidity needs can be met through a variety of sources:	Our primary uses of funds are:
• Cash generated from operations.	• Operational expenses.
• Drawdowns under our revolving credit facility.	• Sustaining, opportunity and integration capital spending.
• Issuances of commercial paper.	• Intercorporate investments.
• Short-term borrowings under our line of credit.	• Dividends and interest.
• Proceeds from sales of investments.	• Principal payments on our debt securities.
• Accounts receivable securitization program.	• Share repurchases.

Based on an expected average exchange rate of 1.28 Canadian dollars per US dollar in 2018, we expect to incur capital expenditures, including capitalized interest, of approximately $1.0 billion to $1.1 billion to sustain operations at existing levels and for major repairs and maintenance (including plant turnarounds). We target a stable and growing dividend that represents 40 to 60 percent of free cash flow after sustaining capital through the agricultural cycle. Our Board has also approved the purchase of up to five percent of our outstanding common shares over a one-year period through a NCIB. The NCIB is being effected in accordance with the Toronto Stock Exchange’s (TSX) normal course issuer bid rules and/or Rule 10b-18 under the US Securities Exchange Act of 1934, which contain restrictions on the number of common shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of Nutrien’s common shares on the applicable exchange. The TSX has approved our notice of NCIB to purchase up to 32,209,923 of our common shares until February 22, 2019. A copy of our notice can be obtained, without charge, by contacting our Investor Relations department. During the six months ended June 30, 2018, 24,938,123 common shares were repurchased at a cost of $1,269 million at an average price per share of $50.88. As of July 31, 2018, an additional 4,400,000 common shares were repurchased as a cost of $235 million and an average price per share of $53.31.

On July 23, 2018, we entered into an agreement with a third party for the sale of the company’s equity interest in APC for approximately $502 million. The agreement is subject to customary closing conditions (including applicable regulatory approvals) and is expected to close by the fourth quarter of 2018.

Cash Requirements

Contractual Obligations and Other Commitments

Our contractual obligations and other commitments detailed on page 22 of our first quarter interim report summarize certain of our liquidity and capital resource requirements as of March 31, 2018, excluding obligations that have original maturities of less than one year, planned (but not legally committed) capital expenditures, or potential share repurchases. There were no significant changes to these contractual obligations and other commitments since March 31, 2018. During the second quarter of 2018, the company made a decision to close the small phosphate facility at Geismar. As a result, contracted purchases of phosphate rock from Morocco are expected to end by December 31, 2018 with associated cash outflows of $38 million occurring by the end of the first quarter of 2019.

20	Nutrien 2018 Second Quarter Report

Sources and Uses of Cash

The company’s cash flows from operating, investing and financing activities are summarized in the following tables:

	Three Months Ended June 30
	Nutrien	Nutrien [1]			PotashCorp
Dollars (millions), except percentage amounts	2018	2017	Change	% Change	2017	Change	% Change
Cash provided by operating activities	$601	$213	$388	182	$328	$273	83
Cash provided by (used in) investing activities	586	(375)	961	n/m	(130)	716	n/m
Cash provided by (used in) financing activities	321	266	55	21	(163)	484	n/m
Effect of exchange rate changes on cash and cash equivalents	(12)	(12)	–	–	–	(12)	n/m

Increase in cash and cash equivalents	$1,496	$92	$1,404	n/m	$35	$1,461	n/m

[1]	Refer to “Non-IFRS Financial Measures” section on page 29 for details.

n/m = not meaningful

	Six Months Ended June 30
	Nutrien	Nutrien [1]			PotashCorp
Dollars (millions), except percentage amounts	2018	2017	Change	% Change	2017	Change	% Change
Cash provided by operating activities	$261	$614	$(353)	(57)	$551	$(290)	(53)
Cash provided by (used in) investing activities	1,382	(694)	2,076	n/m	(262)	1,644	n/m
Cash provided by (used in) financing activities	206	45	161	358	(224)	430	n/m
Effect of exchange rate changes on cash and cash equivalents	(9)	7	(16)	n/m	–	(9)	n/m

Increase (decrease) in cash and cash equivalents	$1,840	$(28)	$1,868	n/m	$65	$1,775	n/m

[1]	Refer to “Non-IFRS Financial Measures” section on page 29 for details.

n/m = not meaningful

Nutrien 2018 Second Quarter Report	21

The most significant contributors to the changes in cash flows were as follows:

22	Nutrien 2018 Second Quarter Report

Three months ended	June 30, 2018 vs June 30, 2017 (PotashCorp)	June 30, 2018 vs June 30, 2017 (Nutrien)
Cash Provided by (Used in) Operating Activities

Cash provided by operating activities was impacted by:

•  Higher net earnings in 2018.

•  Non-cash items including the gain on sale of investment in SQM, increased depreciation and amortization and a provision for deferred income tax in 2018 compared to a recovery in 2017.

•  Outflows from receivables in 2018 compared to inflows in 2017.

•  Inflows from inventories in 2018 compared to outflows in 2017.

•  Inflows from prepaid expenses and other current assets in 2018 compared to outflows in 2017.

•  Higher cash outflows for payables and accrued charges in 2018.

Cash provided by operating activities was impacted by:

•  Higher net earnings in 2018.

•  Non-cash gain on sale of investment in SQM.

•  Lower cash outflows from changes in non-cash working capital in 2018.

Cash Provided by (Used in) Investing Activities

Cash provided by (used in) investing activities was impacted by:

•  An increase in cash additions to property, plant and equipment in 2018.

•  Cash proceeds received from the disposal of a portion of our discontinued operation in SQM.

Cash provided by (used in) investing activities was impacted by: • Cash proceeds received from the disposal of a portion of our discontinued operation in SQM.
Cash Provided by (Used in) Financing Activities

Cash provided by (used in) financing activities was impacted by:

•  Cash proceeds from issuance of commercial paper in 2018 for working capital.

•  Higher cash dividends paid in 2018.

•  Cash outlays for share repurchases under the NCIB in 2018.

Cash provided by financing activities was impacted by:

•  Higher cash proceeds from issuance of commercial paper in 2018 for working capital.

•  Cash outlays for share repurchases under the NCIB in 2018.

Six months ended	June 30, 2018 vs June 30, 2017 (PotashCorp)	June 30, 2018 vs June 30, 2017 (Nutrien)
Cash Provided by (Used in) Operating Activities

Cash provided by operating activities was impacted by:

•  Higher net earnings in 2018.

•  Non-cash items including the gain on sale of investment in SQM, increased depreciation and amortization and a provision for deferred income tax in 2018 compared to a recovery in 2017.

•  Outflows from receivables in 2018 compared to inflows in 2017.

•  Inflows from prepaid expenses and other current assets in 2018 compared to outflows in 2017.

•  Higher cash outflows for payables and accrued charges in 2018.

Cash provided by operating activities was impacted by:

•  Higher net earnings in 2018.

•  Non-cash gain on sale of investment in SQM.

•  Higher cash outflows from changes in non-cash working capital in 2018.

Cash Provided by (Used in) Investing Activities

Cash provided by (used in) investing activities was impacted by:

•  Cash acquired in the Merger in 2018.

•  Net cash outlays for business acquisitions in 2018. (None in 2017)

•  An increase in cash additions to property, plant and equipment in 2018.

•  Cash proceeds received from the disposal of our discontinued operations in ICL and a portion of our discontinued operations in SQM.

Cash provided by (used in) investing activities was impacted by:

•  Cash acquired in the Merger in 2018.

•  Higher net cash outlays for business acquisitions in 2018 than in 2017.

•  Cash proceeds received from the disposal of our discontinued operations in ICL and a portion of our discontinued operations in SQM.

Cash Provided by (Used in) Financing Activities

Cash provided by (used in) financing activities was impacted by:

•  Higher cash proceeds from issuance of commercial paper in 2018 for working capital.

•  Higher cash dividends paid in 2018.

•  Cash outlays for share repurchases under the NCIB in 2018.

Cash provided by financing activities was impacted by:

•  A cash repayment of long-term debt in 2017.

•  Higher cash proceeds from issuance of commercial paper in 2018 for working capital.

•  Cash outlays for share repurchases under the NCIB in 2018.

We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for at least the next 12 months. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity. We had positive working capital of $1.63 billion and a working capital ratio of 1.16 at June 30, 2018. Working capital decreased from the combined historical Nutrien amount due primarily to increases in short-term debt and current portion of long-term debt exceeding the increase in current assets from increases in cash and receivables net of decreases in assets held for sale and prepaid expenses and other current assets.

Nutrien 2018 Second Quarter Report	23

Capital Structure and Management

We manage our capital structure with a focus on maintaining a sound balance sheet, enabling a strong investment-grade credit rating.

Principal Debt Instruments

[1]

Included in the amount outstanding and committed is $3,261 million of commercial paper and $198 million of other short-term debt. We also have $285 million in uncommitted letter of credit facilities against which $166 million was issued at June 30, 2018.

[2]	The amounts available under the commercial paper programs were limited to the availability of backup funds backstopped by the credit facility.

We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We typically pay floating rates of interest on our short-term debt and credit facility, and fixed rates of interest on our senior notes and debentures. As at June 30, 2018, interest rates on outstanding commercial paper ranged from 2.3 percent to 2.7 percent.

During the first half of 2018, there were no significant changes to the nature of our credit facilities, accounts receivable securitization program, unsecured line of credit and uncommitted letter of credit facility other than those described on page 25 of our first quarter interim report.

During the first quarter of 2018, we commenced offers to exchange all validly tendered and accepted senior notes of PotashCorp and debentures of Agrium, representing all of the outstanding senior notes and debentures of PotashCorp and Agrium, respectively, for new notes to be issued by Nutrien having interest rates and maturities identical to those of the applicable exchanged series of PotashCorp senior notes or Agrium debentures. In addition, we solicited consents from the holders of the PotashCorp and Agrium securities to amend the terms and remove certain covenants and events of default. In the second quarter of 2018, substantially all of the outstanding notes and debentures, other than Agrium’s debentures due 2027 (2027 debentures), were exchanged. We are not required to provide additional financial reporting related to unexchanged notes and debentures. The 2027 debentures were not exchanged but debt holders consented to amend reporting requirements such that reports filed by Nutrien will be deemed to satisfy those requirements. Refer to Note 8 of the interim financial statements for further information on the exchanges. Capitalized costs related to the exchange were $19 million and were primarily paid in April 2018.

Our credit facilities and line of credit have financial tests and other covenants with which we must comply at each quarter-end. Non-compliance with any such covenants could result in accelerated payment of amounts borrowed and termination of lenders’ further funding obligations under the credit facilities and line of credit. We were in compliance with all covenants as at June 30, 2018 and at this time anticipate being in compliance with such covenants throughout 2018.

The accompanying table summarizes the limits and results of certain covenants.

DEBT COVENANTS AT JUNE 30		Limit	2018
Debt-to-capital ratio [1]	≤	0.65	0.34

[1]

Adjusted total debt divided by the sum of adjusted total debt and total equity. This non-IFRS measure is a requirement of our debt covenants and should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

Our ability to access reasonably priced debt in the capital markets is dependent, in part, on the quality of our credit ratings. We continue to maintain investment-grade credit ratings for our long-term debt. A downgrade of the credit rating of our long-term debt would increase the interest rates applicable to borrowings under our credit facility and our line of credit.

Commercial paper markets are normally a source of same-day cash for the company. Our access to the US commercial paper market primarily depends on maintaining our current short-term credit ratings as well as general conditions in the money markets.

	Long-Term Debt	Short-Term Debt
	Rating (Outlook)	Rating
	June 30, 2018	June 30, 2018
Moody’s	Baa2 (stable)	P-2
Standard & Poor’s	BBB (stable)	A-2

A security rating is not a recommendation to buy, sell or hold securities. Such ratings may be subject to revision or withdrawal at any time by the respective credit rating agency and each rating should be evaluated independently of any other rating.

Outstanding Share Data

June 30
2018
Common shares issued and outstanding[1]	614,964,958
Options to purchase common shares outstanding	10,507,105
Share-settled performance share units	202,601

[1]	Common shares issued and outstanding are as at July 31, 2018

Off-Balance Sheet Arrangements

In the normal course of operations, Nutrien engages in a variety of transactions that, under IFRS, are either not recorded on our consolidated balance sheets or are recorded at amounts that differ from the full contract amounts. Principal off-balance sheet activities include operating leases, the agreement to reimburse losses of Canpotex, issuance of guarantee contracts, certain derivative instruments and long-term contracts. Off-balance sheet arrangements are described on page 26 of our first quarter interim report.

24	Nutrien 2018 Second Quarter Report

Quarterly Results

(in millions of US dollars except as otherwise noted)

	Nutrien June 30, 2018	Nutrien March 31, 2018	PotashCorp[1] December 31, 2017	PotashCorp[1] September 30, 2017	PotashCorp[1] June 30, 2017	PotashCorp[1] March 31, 2017	PotashCorp[1] December 31, 2016	PotashCorp[1] September 30, 2016
Financial Performance
Sales	$8,145	$3,695	$1,081	$1,234	$1,120	$1,112	$1,058	$1,136
Gross margin	2,131	847	(72)	233	260	273	163	190
Net earnings (loss) from continuing operations	741	(1)	(120)	16	152	106	13	53
Net earnings (loss) from discontinued operations	675	–	44	37	49	43	33	28
Net earnings[2] (loss)	1,416	(1)	(76)	53	201	149	46	81
EBITDA[4]	1,507	487	(43)	280	317	347	235	321
Net earnings (loss) per share from continuing operations[3]	1.17	–	(0.14)	0.02	0.18	0.13	0.02	0.06
Net earnings (loss) per share[2,3]	2.24	–	(0.09)	0.06	0.24	0.18	0.05	0.10

[1]	Certain amounts have been reclassified as a result of discontinued operations discussed in Note 6 of the interim financial statements and to conform with Nutrien’s new method of presentation.

[2]	From continuing and discontinued operations.

[3]

Basic and diluted net earnings per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on dollar and share amounts each rounded to the nearest thousand. For the quarter ending June 30, 2018 basic earnings per share from continuing operations was $1.18 and basic earnings per share was $2.25.

[4]	EBITDA is a non-IFRS measure. Refer to “Non-IFRS Financial Measures” section on page 29 for details.

The agricultural products business is seasonal. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, and our customer prepayments are concentrated in December and January. Feed and industrial sales are more evenly distributed throughout the year. In the fourth and third quarter of 2017 and fourth quarter of 2016, earnings were impacted by a $276 million, $29 million and $20 million respectively, non-cash impairment charge to property, plant and equipment in the phosphate and sulfate segment. Beginning in 2018, earnings were impacted by the Merger.

	Nutrien June 30, 2018	Nutrien March 31, 2018	Nutrien [1] December 31, 2017	Nutrien [1] September 30, 2017	Nutrien [1] June 30, 2017	Nutrien [1] March 31, 2017
Financial Performance
Sales	$8,145	$3,695	$3,498	$3,586	$7,348	$3,737
Gross margin	2,131	847	729	793	1,791	838
Net earnings (loss) from continuing operations	741	(1)	(93)	(53)	705	97
EBITDA [2]	1,507	487	210	375	1,306	521

[1]	Refer to “Non-IFRS Financial Measures” section on page 29 for details.

[2]	EBITDA is a non-IFRS measure. Refer to “Non-IFRS Financial Measures” section on page 29 for details.

Nutrien 2018 Second Quarter Report	25

Other Financial Information

Related Party Transactions

We sell potash from our Canadian mines for use outside Canada and the US exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. The receivable outstanding from Canpotex arose from sale transactions described above. It is unsecured and bears no interest. There are no provisions held against this receivable.

Refer to Note 13 to the interim financial statements for further information on related party transactions.

Market Risks Associated with Financial Instruments

Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk to which we are exposed varies depending on the composition of our derivative instrument portfolio, as well as current and expected market conditions. See Note 11 to the interim financial statements and Page 28 and Note 29 in the first quarter interim report for further information on our financial instruments.

Critical Accounting Estimates

Our critical accounting policies are disclosed in our first quarter interim report.

We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board.

There were no changes to the critical accounting estimates discussed on page 29 of our first quarter interim report, however we plan to perform an assessment of certain aspects of our operations in the third quarter of 2018, the outcome of which could result in changes to the value in use of certain assets. We are also currently evaluating the impact of hyperinflation on the accounting for certain of our non-monetary assets in Argentina as discussed in Note 16 to the interim financial statements.

Recent Accounting Changes

Refer to Note 14 to the interim financial statements for information on issued accounting pronouncements that will be effective in future periods and were effective in 2018.

Market Outlook

Agriculture and Crop Input Fundamentals

Most US crop prices have declined over the past quarter, driven by a combination of favorable US crop prospects and uncertainty over escalating trade restrictions.

The US Department of Agriculture (USDA) is projecting an 11 percent decline in global grain ending stocks relative to last year. Key supportive fundamentals include an estimated 23 percent decline in projected US corn ending stocks year-over-year, an 18 million tonne reduction in Russian wheat production and a significant decline in Argentine corn and soybean production in 2017/18.

US corn and soybean condition ratings continue to be above average. As a result, growers have invested in plant health and nutritional products to preserve yield potential.

US crops are developing at a significantly faster than average rate. This is expected to be positive for the fall fertilizer application window, but is still dependent on weather conditions through the fall season.

Crop protection demand in the third quarter has been supported by missed pre-seed burn-off and resulting increased weed pressure in the US.

Western Canada and Australia have recently received timely precipitation, which has provided support to crop input demand; however, there continues to be dry areas in both regions.

Potash

Strong global potash demand in major spot markets has maintained tight supply and provided support for potash prices. Many global exporters are reportedly sold out until the fourth quarter of 2018. We increased our projection of 2018 global potash shipments between 65 and 67 million tonnes.

Global potash projects continue to ramp-up, but in most cases at a slower pace than anticipated and the impact of this incremental production has been more than offset by strong demand and reduced production from some regions.

Demand for summer fill in North America has been strong and indicates the potential for a robust fall application season.

Brazilian agricultural fundamentals are strong, driven by supportive local soybean prices; however, there is uncertainty about the cost of inland freight as a result of truckers’ disputes. While there have been some shipping bottlenecks, there have been improvements in recent weeks and we expect a strong application season driven by increased soybean area.

Nitrogen

Tight urea supply in China, closures of ammonia and urea capacity in Ukraine, uncertainty regarding Iranian nitrogen availability and seasonal maintenance shut-downs have more than offset capacity additions, providing support for nitrogen prices.

In addition to tighter supply from existing producers, there are fewer projects under construction in 2018 and they are experiencing delays, which has been particularly supportive of ammonia prices of late.

North American nitrogen supplies were lower than estimated demand in the 2017/18 fertilizer year, driven by a more than 25 percent decline in offshore imports year-over-year.

Higher production costs for marginal producers are also supporting nitrogen prices as natural gas prices in Europe are up between 35 and 50 percent year-over-year, while anthracite coal prices in China are up approximately 25 percent.

26	Nutrien 2018 Second Quarter Report

Phosphate and Sulfate

Slower than expected ramp-up of new capacity, combined with plant closures and higher raw material costs year-over-year, continue to support phosphate prices.

Financial Outlook and Guidance

Taking the above factors into consideration, we have revised our annual guidance ranges as follows:

We raised our guidance range for Potash sales volumes and EBITDA to 12.3 to 12.8 million tonnes and $1.4 to $1.6 billion, respectively. Nitrogen sales volumes are now expected to be 10.3 to 10.7 million tonnes and we raised the bottom end of our EBITDA guidance range from $1.0 billion to $1.1 billion. Phosphate EBITDA guidance has increased to $0.2 to $0.3 billion (up from $0.2 to $0.25 billion).

Our effective tax rate on continuing operations range has been increased to 23 to 25 percent due to changes in forecasted earnings mix.

Dividend income from investments in APC and SQM is recorded net of tax in discontinued operations and is now expected to approximate $130 million. This is included in our adjusted annual earnings per share guidance, but is not included in adjusted consolidated EBITDA guidance.

Based on these factors, we are increasing our full-year 2018 adjusted earnings guidance to $2.40 to $2.70 per share (previously $2.20 to $2.60 per share) and adjusted consolidated EBITDA guidance to $3.7 to $4.0 billion (previously $3.3 to $3.7 billion).

Excluded from guidance are expected costs to achieve these ongoing synergies of $50 to $75 million, share-based compensation as well as the impact of incremental depreciation and amortization of $150 to $225 million resulting from the fair valuing of Agrium’s assets and liabilities as of January 1, 2018 in accordance with purchase accounting.

Controls and Procedures

Disclosure Controls and Procedures

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. As of June 30, 2018, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the company files and submits under securities legislation is recorded, processed, summarized and reported as and when required and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal controls over financial reporting during the quarter ended June 30, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Nutrien 2018 Second Quarter Report	27

Forward-Looking Statements

This 2018 Second Quarter Interim Report, including the “Agriculture Fundamentals Market Outlook”, “Potash Market Outlook”, “Nitrogen Market Outlook”, “Phosphate and Sulfate Market Outlook” and “Financial Outlook and Guidance” sections of “Management’s Discussion & Analysis of Financial Condition and Results of Operations,” contains and incorporates by reference forward-looking statements or forward-looking information (within the meaning of the US Private Securities Litigation Reform Act of 1995, and other US federal securities laws and applicable Canadian securities laws) (“forward-looking statements”) that relate to future events or our future financial performance. These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. These statements often contain words such as “should,” “could,” “expect,” “may,” “anticipate,” “forecast,” “believe,” “intend,” “estimates,” “plans” and similar expressions. These statements are based on certain factors and assumptions as set forth in this Quarterly Report, including with respect to: foreign exchange rates, expected synergies, expected growth, results of operations, performance, business prospects and opportunities, and effective tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements are subject to risks and uncertainties that are difficult to predict. The results or events set forth in forward-looking statements may differ materially from actual results or events. Several factors could cause actual results or events to differ materially from those expressed in forward-looking statements, including, but not limited to, the following: a number of matters relating to the Merger, including the failure to realize the anticipated benefits of the Merger and to successfully integrate PotashCorp and Agrium, certain costs that we may incur as a result of the Merger, the ability to retain personnel as a result of the Merger and the effect of the Merger on our business and operations generally; risks related to diversion of management time from ongoing business operations due to integration related activities related to the Merger; the risk that our credit ratings may be downgraded or there may be adverse conditions in the credit markets; any significant impairment of the carrying amount of certain of our assets; variations from our assumptions with respect to foreign exchange rates, expected growth, results of operations, performance, business prospects and opportunities, and effective tax rates; fluctuations in supply and demand in the fertilizer, sulfur and petrochemical markets; changes in competitive pressures, including pricing pressures; risks and uncertainties related to any operating and workforce changes made in response to our industry and the markets we serve, including mine and inventory shutdowns; adverse or uncertain economic conditions and changes in credit and financial markets; economic and political uncertainty around the world; changes in capital markets; the results of sales contract negotiations; unexpected or adverse weather conditions; changes in currency and exchange rates; risks related to reputational loss; the occurrence of a major safety incident; inadequate insurance coverage for a significant liability; inability to obtain relevant permits for our operations; catastrophic events or malicious acts, including terrorism; certain complications that may arise in our mining process, including water inflows; risks and uncertainties related to our international operations and assets; our ownership of non-controlling equity interests in other companies; our prospects to reinvest capital in strategic opportunities and acquisitions; risks associated with natural gas and other hedging activities; security risks related to our information technology systems; imprecision in mineral reserve and resources estimates; costs and availability of transportation and distribution for our raw materials and products, including railcars and ocean freight; changes in, and the effects of, government policies and regulations; earnings and the decisions of taxing authorities which could affect our effective tax rates; increases in the price or reduced availability of the raw materials that we use; our ability to attract, develop, engage and retain skilled employees; strikes or other forms of work stoppage or slowdowns; rates of return on, and the risks associated with, our investments and capital expenditures; timing and impact of capital expenditures; the impact of further innovation; adverse developments in new and pending legal proceedings or government investigations; and violations of our governance and compliance policies. These risks and uncertainties and additional risks and uncertainties can be found in Schedule B of the BAR and in our filings with the SEC and the Canadian provincial securities commissions. The purpose of our expected diluted earnings per share, adjusted consolidated EBITDA and EBITDA by segment guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes. Forward-looking statements in or incorporated into this report are given only as at the date of this report or the document incorporated into this report and the company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

28	Nutrien 2018 Second Quarter Report

Appendix

Non-IFRS Financial Measures

Nutrien uses EBITDA (a non-IFRS financial measure) as a supplemental measure. EBITDA is frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also used in determining annual incentive compensation for certain management employees. EBITDA is calculated as net earnings from continuing operations before finance costs, income tax expense and depreciation and amortization.

Generally, this measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. EBITDA is not a measure of financial performance (nor does it have a standardized meaning) under IFRS. In evaluating this measure, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

EBITDA

	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018

Net earnings from continuing operations	$741	$740
Finance costs	133	252
Income tax expense	277	235
Depreciation and amortization	356	767

EBITDA	$1,507	$1,994

Nutrien also uses non-IFRS combined historical information in the evaluation of its operations and financial position. This information is useful as it provides a measure of what the combined results may have been had PotashCorp and Agrium merged on January 1, 2017. The combined historical results for Nutrien were calculated by adding the historical IFRS financial statements prepared by PotashCorp and Agrium and then eliminating intercompany transactions and reclassifying line items to conform with Nutrien’s financial statement presentation. This combined historical information does not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, adjustments related to the PPA and the impact of discontinued operations.

The combined historical information may differ from the Nutrien pro forma earnings and balance sheet presented in the BAR as the pro forma information therein required certain adjustments under applicable securities laws and accounting standards that the company believes do not provide as useful a measure as the combined historical financial information. The primary differences in the statement of earnings were that pro forma finance costs were reduced by the amortization of the change in carrying amount of Agrium’s debt resulting from the PPA and the pro forma other expenses were adjusted to remove any Merger related costs. There were no comparable adjustments in the combined historical financial information. The primary differences in the balance sheet were the pro forma adjustments for the estimated proceeds from the sale of SQM, APC, ICL and Agrium’s Conda Idaho phosphate production facility and adjacent phosphate mineral rights at December 31, 2017 while there was no adjustment in the combined historical financial information and the PPA in the pro forma was largely allocated to goodwill as fewer provisional fair value adjustments were known at the time of its preparation.

The company uses both IFRS and certain non-IFRS measures to assess performance. Management believes the non-IFRS measures provide useful supplemental information to investors in order that they may evaluate Nutrien’s financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the company. These non-IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

Refer to the Appendix starting on page 33 of our first quarter interim report for the Nutrien combined historical balance sheet as at December 31, 2017 and the Nutrien combined historical statement of earnings and EBITDA for the three months ended March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017.

Following is the combined historical summary of cash flow information and statement of other comprehensive income for the three and six month periods ended June 30, 2017, as well as, combined historical segment EBITDA for the six months ended June 30, 2017.

Nutrien 2018 Second Quarter Report	29

Nutrien Combined Historical Summary Cash Flow Information for the Three Months Ended June 30, 2017

	Historical PotashCorp	Historical Agrium	Nutrien

Cash provided by (used in) operating activities	$328	$(115)	$213
Cash used in investing activities	(130)	(245)	(375)
Cash (used in) provided by financing activities	(163)	429	266
Effect of exchange rate changes on cash and cash equivalents	–	(12)	(12)

Increase in cash and cash equivalents	$35	$57	$92

Nutrien Combined Historical Summary Cash Flow Information for the Six Months Ended June 30, 2017

	Historical PotashCorp	Historical Agrium	Nutrien

Cash provided by operating activities	$551	$63	$614
Cash used in investing activities	(262)	(432)	(694)
Cash (used in) provided by financing activities	(224)	269	45
Effect of exchange rate changes on cash and cash equivalents	–	7	7

Increase (decrease) in cash and cash equivalents	$65	$(93)	$(28)

Nutrien Combined Historical Statement Of Other Comprehensive Income for the Three Months Ended June 30, 2017

	Historical PotashCorp	Historical Agrium [1]	Nutrien

Items that will not be reclassified to net earnings
Financial instruments measured at fair value through other comprehensive income
Net fair value gain during the period	$ 60	$ –	$ 60
Items that may be subsequently reclassified to net earnings
Cash flow hedges
Cash flow hedges	(2)	(4)	(6)
Reclassification to earnings of net loss	11	–	11
Foreign currency translation
Gains on translation of net foreign operations	–	100	100
Reclassification to earnings	–	1	1
Associates and joint ventures
Share of other comprehensive loss	–	(20)	(20)

Other comprehensive income	$ 69	$ 77	$ 146

[1]	Where applicable, amounts were aggregated with their deferred tax effects to conform to Nutrien’s method of presentation.

Nutrien Combined Historical Statement Of Other Comprehensive Income for the Six Months Ended June 30, 2017

	Historical PotashCorp	Historical Agrium [1]	Nutrien

Items that will not be reclassified to net earnings
Net actuarial loss on defined benefit plans	$ –	$ (2)	$ (2)
Financial instruments measured at fair value through other comprehensive income
Net fair value gain during the period	93	–	93
Items that may be subsequently reclassified to net earnings
Cash flow hedges
Cash flow hedges	(7)	(22)	(29)
Reclassification to earnings of net loss	19	–	19
Foreign currency translation
Gains on translation of net foreign operations	–	165	165
Reclassification to earnings	–	6	6
Associates and joint ventures
Share of other comprehensive loss	–	(41)	(41)
Other	3	–	3

Other comprehensive income	$ 108	$ 106	$ 214

[1]	Where applicable, amounts were aggregated with their deferred tax effects to conform to Nutrien’s method of presentation.

30	Nutrien 2018 Second Quarter Report

Nutrien Combined Historical Statement Of Earnings and EBITDA for the Six Months Ended June 30, 2017

	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Nutrien
Sales	$7,947	$1,172	$1,719	$744	$–	$(497)	$11,085
Freight, transportation and distribution	–	(168)	(193)	(88)	–	–	(449)
Cost of goods sold	(6,214)	(542)	(1,142)	(620)	–	511	(8,007)

Gross margin	1,733	462	384	36	–	14	2,629
Selling expenses	(1,022)	(7)	(16)	(5)	8	–	(1,042)
General and administrative expenses	(53)	(2)	(5)	(6)	(136)	–	(202)
Provincial mining and other taxes	–	(82)	–	–	–	–	(82)
Earnings of equity-accounted investees	10	–	22	–	–	–	32
Other expenses	(11)	(11)	(19)	(5)	(72)	–	(118)

Earnings (loss) before finance costs and income taxes	657	360	366	20	(200)	14	1,217
Finance costs	–	–	–	–	(244)	–	(244)

Earnings (loss) before income taxes	657	360	366	20	(444)	14	973
Income taxes	–	–	–	–	(171)	–	(171)

Net earnings (loss) from continuing operations	$657	$360	$366	$20	$(615)	$14	$802
Finance costs	–	–	–	–	244	–	244
Income taxes	–	–	–	–	171	–	171
Depreciation and amortization	142	172	144	125	27	–	610

EBITDA	$799	$532	$510	$145	$(173)	$14	$1,827

EBITDA Reconciliation to historical	Nutrien
PotashCorp	$761
Agrium	1,208

Combined EBITDA	1,969
Adjustments:
Remove APC and SQM	(84)
Remove ICL	(13)
Remove Conda	(23)
Retail finance costs from operations	(22)
Nutrien EBITDA	$1,827

Nutrien 2018 Second Quarter Report	31

Nutrien Combined Historical Retail Segment EBITDA for the Six Months Ended June 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments		Nutrien
Sales
External	$–	$7,921	$–		$7,921
Intersegment	–	26	–		26

Total Sales	–	7,947	–		7,947
Cost of goods sold	–	(6,214)	–		(6,214)

Gross margin	–	1,733	–		1,733
Selling expenses	–	(1,022)	–		(1,022)
General and administrative expenses	–	(53)	–		(53)
Earnings of equity-accounted investees	–	10	–		10
Other income (expenses)	–	11	(22	) [1]	(11)

Earnings before finance costs and income taxes	–	679	(22)		657
Depreciation and amortization	–	142	–		142

EBITDA	$–	$821	$(22)		$799

[1]	Finance costs associated with retail operations will be allocated to retail segment, and presented in other income (expenses).

Nutrien Combined Historical Potash Segment EBITDA For the Six Months Ended June 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments		Nutrien
Sales
External	$890	$206	$–		$1,096
Intersegment	–	76	–		76

Total Sales	890	282	–		1,172
Freight, transportation and distribution	(114)	–	(54	) [1]	(168)
Cost of goods sold	(403)	(203)	64	[1,4]	(542)

Gross margin	373	79	10		462
Selling expenses	–	(3)	(4	) [4]	(7)
General and administrative expenses	–	(2)	–	[3,4]	(2)
Provincial mining and other taxes	(78)	–	(4	) [2,4]	(82)
Other expenses	–	(7)	(4	) [2,4]	(11)

Earnings before finance costs and income taxes	295	67	(2)		360
Depreciation and amortization	111	61	–		172

EBITDA	$406	$128	$(2)		$532

[1]	To separately present legacy Agrium direct and indirect freight costs.

[2]	To separately present legacy Agrium provincial mining taxes.

[3]	To reclassify legacy Agrium costs related to business support functions to others.

[4]	To allocate legacy PotashCorp all others segment selling and administrative expenses to segment.

Nutrien Combined Historical Nitrogen Segment EBITDA for the Six Months Ended June 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments		Nutrien
Sales
External	$759	$459	$235	[2]	$1,453
Intersegment	39	149	78	[2,4]	266

Total Sales	798	608	313		1,719
Freight, transportation and distribution	(64)	–	(129	) [1]	(193)
Cost of goods sold	(549)	(418)	(155	) [1,2,4]	(1,122)
Cost of intersegment purchases	(20)	–	–		(20)

Gross margin	165	190	29		384
Selling expenses	–	(6)	(10	) [2,5]	(16)
General and administrative expenses	–	(5)	–	[2,3,5]	(5)
Earnings of equity-accounted investees	–	–	22	[2,5]	22
Other expenses	–	(15)	(4	) [2,5]	(19)

Earnings before finance costs and income taxes	165	164	37		366
Depreciation and amortization	97	42	5	[2,4]	144

EBITDA	$262	$206	$42		$510

[1]	To separately present legacy Agrium direct and indirect freight costs.

[2]	To reclassify legacy wholesale other Agrium segment between nitrogen and phosphate and sulfate.

[3]	To reclassify legacy Agrium costs related to business support functions to others.

[4]	To record profit on legacy Agrium transfers of ammonia to phosphate and sulfate segment not previously recorded.

[5]	To allocate legacy PotashCorp all others segment selling and administrative expenses to segment.

32	Nutrien 2018 Second Quarter Report

Nutrien Combined Historical Phosphate And Sulfate Segment EBITDA for the Six Months Ended June 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales
External	$583	$176	$(105)[2,3,6]	$654
Intersegment	–	95	(5)[2,3]	90

Total Sales	583	271	(110)	744
Freight, transportation and distribution	(71)	–	(17)[1,3,6]	(88)
Cost of goods sold	(508)	(256)	163 [1,2,3,4,6]	(601)
Cost of intersegment purchases	(19)	–	–	(19)

Gross margin	(15)	15	36	36
Selling expenses	–	(2)	(3)[3,5]	(5)
General and administrative expenses	–	(2)	(4)[2,5]	(6)
Other expenses	–	(4)	(1)[2,3,5]	(5)

(Loss) earnings before finance costs and income taxes	(15)	7	28	20

Depreciation and amortization	114	33	(22)[2,3,4]	125

EBITDA	$99	$40	$6	$145

[1]	To separately present legacy Agrium direct and indirect freight costs.

[2]	To reclassify legacy wholesale other Agrium segment between nitrogen and phosphate and sulfate.

[3]	To remove the operating results of Conda from legacy Agrium historical financial statements.

[4]	To record incremental cost on legacy Agrium transfers of ammonia to phosphate and sulfate segment not previously recorded.

[5]	To allocate legacy PotashCorp all others segment selling and administrative expenses to segment.

[6]	To reclassify certain phosphate products to others segment.

Nutrien Combined Historical Others Segment And Eliminations EBITDA for the Six Months Ended June 30, 2017

	Historical PotashCorp	Historical Agrium	Adjustments	Nutrien
Sales
Intersegment	$–	$(431)	$(66)[1,2,9,11]	$(497)

Total Sales	–	(431)	(66)	(497)
Cost of goods sold	–	445	66 [1,2,9,11]	511

Gross margin	–	14	–	14
Selling and administrative expenses	(98)	–	98 [10]	–
Selling expenses	–	9	(1)[10]	8
General and administrative expenses	–	(55)	(81)[4,5,10]	(136)
Share-based payments	–	–	– [4]	–
Earnings of equity-accounted investees	88	(1)	(87)[7,10]	–
Dividend income	12	–	(12)[8]	–
Other expenses	(26)	(39)	(7)[10,12]	(72)

Loss before finance costs and income taxes	(24)	(72)	(90)	(186)
Finance costs	(120)	(47)	(77)[3,6]	(244)
Finance costs related to long-term debt	–	(99)	99 [6]	–

Loss before income taxes	(144)	(218)	(68)	(430)
Income tax expense (recovery)	49	(219)	(1)[7,11]	(171)

Net loss from continuing operations	(95)	(437)	(69)	(601)
Finance costs	120	47	77 [3,6]	244
Finance costs related to long-term debt	–	99	(99)[6]	–
Income taxes	(49)	219	1 [7,11]	171
Depreciation and amortization	18	9	–	27

EBITDA	$(6)	$(63)	$(90)	$(159)

[1]	To eliminate sales made from PotashCorp to Agrium.

[2]	To eliminate incremental sales and cost of goods sold related to ammonia transfers to phosphate and sulfate segment.

[3]	Finance costs associated with retail operations will be allocated to retail segment, and presented in other expenses.

[4]	To reclassify legacy Agrium’s share-based payments to general and administrative expenses.

[5]	To reclassify legacy Agrium costs related to business support functions to others.

[6]	To reclassify finance costs related to long-term debt to finance costs.

[7]	To eliminate the earnings of legacy PotashCorp’s investments in SQM and APC.

[8]	To eliminate the earnings of legacy PotashCorp’s investment in ICL.

[9]	To eliminate legacy PotashCorp intersegment sales between nitrogen and phosphate and sulfate.

[10]	To allocate legacy PotashCorp all others segment selling and administrative expenses to segments.

[11]	To remove intersegment sales related to Conda.

[12]	To reclassify certain phosphate products to others segment.

Nutrien 2018 Second Quarter Report	33

Unaudited	in millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30
		2018	2017	2018	2017
			(Note 15)		(Note 15)
Sales	Note 3	$8,145	$1,120	$11,840	$2,232
Freight, transportation and distribution		(214)	(116)	(422)	(249)
Cost of goods sold		(5,800)	(744)	(8,440)	(1,450)

Gross Margin		2,131	260	2,978	533
Selling expenses		(666)	(8)	(1,198)	(17)
General and administrative expenses		(179)	(40)	(298)	(81)
Provincial mining and other taxes		(65)	(43)	(113)	(76)
Earnings of equity-accounted investees		4	3	11	3
Other expenses	Note 4	(74)	(23)	(153)	(38)

Earnings before Finance Costs and Income Taxes		1,151	149	1,227	324
Finance costs		(133)	(61)	(252)	(120)

Earnings Before Income Taxes		1,018	88	975	204
Income tax (expense) recovery	Note 5	(277)	64	(235)	54

Net Earnings from Continuing Operations		$741	$152	$740	$258
Net earnings from discontinued operations	Note 6	675	49	675	92

Net Earnings		$1,416	$201	$1,415	$350

Net Earnings per Share from Continuing Operations
Basic		$1.18	$0.18	$1.16	$0.31
Diluted		$1.17	$0.18	$1.16	$0.31

Net Earnings per Share from Continuing and Discontinued Operations
Basic		$2.25	$0.24	$2.22	$0.42
Diluted		$2.24	$0.24	$2.22	$0.42

Weighted average shares outstanding for basic EPS		630,548,000	840,060,000	636,438,000	839,959,000
Weighted average shares outstanding for diluted EPS		631,073,000	840,124,000	636,971,000	840,111,000

(See	Notes to the Condensed Consolidated Financial Statements)

Nutrien 2018 Second Quarter Report	1

Unaudited	in millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
(net of related income taxes)		(Note 15)		(Note 15)
Net Earnings	$1,416	$201	$1,415	$350
Other comprehensive (loss) income
Items that will not be reclassified to net earnings:
Net actuarial (loss) gain on defined benefit plans [1]	(1)	–	56	–
Financial instruments measured at FVTOCI [2]
Net fair value (loss) gain on investments	(10)	60	(93)	93
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges
Net fair value gain (loss) during the period [3]	3	(2)	1	(7)
Reclassification of net loss to earnings [4]	–	11	–	19
Foreign currency translation
Loss on translation of net foreign operations	(97)	–	(138)	–
Equity-accounted investees
Share of comprehensive (loss) income	–	–	(1)	3

Other Comprehensive (Loss) Income	(105)	69	(175)	108

Comprehensive Income	$1,311	$270	$1,240	$458

[1]	Net of income taxes of $1 (2017 – $NIL) for the three months ended June 30, 2018 and $(16) (2017 – $NIL) for the six months ended June 30, 2018.

[2]

As at June 30, 2018, financial instruments measured at fair value through other comprehensive income (“FVTOCI”) are comprised of shares in Sinofert Holdings Limited (“Sinofert”) and other (June 30, 2017 – Israel Chemicals Ltd. (“ICL”), Sinofert and other). The company’s investment in ICL was classified as held for sale at December 31, 2017 and the divestiture of all equity interests in ICL was completed on January 24, 2018.

[3]

Cash flow hedges are comprised of natural gas derivative instruments and were net of income taxes of $(1) (2017 – $1) for the three months ended June 30, 2018 and $NIL (2017 – $4) for the six months ended June 30, 2018.

[4]	Net of income taxes of $NIL (2017 – $(6)) for the three months ended June 30, 2018 and $NIL (2017 – $(11)) for the six months ended June 30, 2018.

(See Notes to the Condensed Consolidated Financial Statements)

2	Nutrien 2018 Second Quarter Report

Unaudited	in millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30
		2018	2017	2018	2017
			(Note 15)		(Note 15)
Operating Activities
Net earnings		$1,416	$201	$1,415	$350
Adjustments to reconcile net earnings to cash provided by operating activities	Note 7	(107)	151	294	295
Changes in non-cash operating working capital	Note 7	(708)	(24)	(1,448)	(94)

Cash provided by operating activities		601	328	261	551

Investing Activities
Business acquisitions, net of cash acquired		(60)	–	(245)	–
Additions to property, plant and equipment		(323)	(128)	(561)	(261)
Cash acquired in Merger	Note 2	–	–	466	–
Proceeds from disposal of discontinued operations	Note 6	1,067	–	1,819	–
Purchase of investments		(108)	–	(108)	–
Other		10	(2)	11	(1)

Cash provided by (used in) investing activities		586	(130)	1,382	(262)

Financing Activities
Finance costs on long-term debt		(15)	–	(21)	(1)
Proceeds from (repayment of) short-term debt		1,399	(81)	1,895	(60)
Repayment of long-term debt		(6)	–	(6)	–
Dividends paid		(255)	(82)	(460)	(164)
Repurchase of common shares	Note 9	(803)	–	(1,204)	–
Issuance of common shares		1	–	2	1

Cash provided by (used in) financing activities		321	(163)	206	(224)

Effect of exchange rate changes on cash and cash equivalents		(12)	–	(9)	–

Increase in Cash and Cash Equivalents		1,496	35	1,840	65
Cash and Cash Equivalents, Beginning of Period		460	62	116	32

Cash and Cash Equivalents, End of Period		$1,956	$97	$1,956	$97

Cash and cash equivalents comprised of:
Cash		$595	$28	$595	$28
Short-term investments		1,361	69	1,361	69

		$1,956	$97	$1,956	$97

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien 2018 Second Quarter Report	3

Unaudited	in millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

			Accumulated Other Comprehensive (Loss) Income
	Share Capital	Contributed Surplus	Net fair value loss on investments [1,2]	Net loss on derivatives designated as cash flow hedges	Net actuarial gain on defined benefit plans		Translation loss of net foreign operations (Note 15)	Comprehensive loss of equity-accounted investees (Note 15)	Total Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Equity [3]
Balance – December 31, 2017	$1,806	$230	$73	$ (43)	$–	[4]	$(2)	$(3)	$25	$6,242	$8,303
Merger impact (Note 2, Note 9)	15,898	7	–	–	–		–	–	–	(1)	15,904
Net earnings	–	–	–	–	–		–	–	–	1,415	1,415
Other comprehensive (loss) income	–	–	(93)	1	56		(138)	(1)	(175)	–	(175)
Shares repurchased	(685)	(23)	–	–	–		–	–	–	(561)	(1,269)
Dividends declared	–	–	–	–	–		–	–	–	(507)	(507)
Effect of share-based compensation including issuance of common shares	5	9	–	–	–		–	–	–	–	14
Transfer of net actuarial gain on defined benefit plans	–	–	–	–	(56)		–	–	(56)	56	–
Transfer of net loss on sale of investment	–	–	19	–	–		–	–	19	(19)	–
Transfer of net loss on cash flow hedges [5]	–	–	–	15	–		–	–	15	–	15

Balance – June 30, 2018	$17,024	$223	$(1)	$(27)	$–	[4]	$(140)	$(4)	$(172)	$6,625	$23,700

Balance – December 31, 2016	$1,798	$222	$43	$(60)	$–	[4]	$(2)	$(6)	$(25)	$6,204	$8,199
Net earnings	–	–	–	–	–		–	–	–	350	350
Other comprehensive income	–	–	93	12	–		–	3	108	–	108
Dividends declared	–	–	–	–	–		–	–	–	(167)	(167)
Effect of share-based compensation including issuance of common shares	2	3	–	–	–		–	–	–	–	5
Shares issued for dividend reinvestment plan	3	–	–	–	–		–	–	–	–	3

Balance – June 30, 2017	$1,803	$225	$136	$(48)	$–	[4]	$(2)	$(3)	$83	$6,387	$8,498

[1]	The company adopted IFRS 9 in 2018 and reclassified available-for-sale investments as financial instruments measured at FVTOCI.

[2]

The company divested its equity interests in the investment in ICL on January 24, 2018. The loss on sale of ICL of $(19) was transferred to retained earnings at June 30, 2018. The cumulative net unrealized gain at June 30, 2017 was $126.

[3]	All equity transactions were attributable to common shareholders.

[4]	Any amounts incurred during a period were closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

[5]	Net of income taxes of $(2) for the three months ended June 30, 2018 and $(4) for the six months ended June 30, 2018.

(See Notes to the Condensed Consolidated Financial Statements)

4	Nutrien 2018 Second Quarter Report

Unaudited	in millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		June 30, 2018	December 31, 2017
		(Note 2)	(Note 15)
Assets
Current assets
Cash and cash equivalents		$1,956	$116
Receivables		4,746	489
Inventories		4,089	788
Prepaid expenses and other current assets		323	72

		11,114	1,465
Assets held for sale	Note 6	945	1,858

		12,059	3,323
Non-current assets
Property, plant and equipment		20,450	12,971
Goodwill		10,990	97
Other intangible assets		2,277	69
Investments		862	292
Other assets		432	246

Total Assets		$47,070	$16,998

(See Notes to the Condensed Consolidated Financial Statements)

		June 30, 2018	December 31, 2017
		(Note 2)	(Note 15)
Liabilities
Current liabilities
Short-term debt	Note 8	$3,459	$730
Current portion of long-term debt	Note 8	1,018	–
Payables and accrued charges		5,923	836

		10,400	1,566
Deferred income tax liabilities on assets held for sale	Note 6	28	36

		10,428	1,602
Non-current liabilities
Long-term debt	Note 8	7,586	3,711
Deferred income tax liabilities		3,017	2,205
Pension and other post-retirement benefit liabilities		530	440
Asset retirement obligations and accrued environmental costs		1,617	651
Other non-current liabilities		192	86

Total Liabilities		23,370	8,695

Shareholders’ Equity
Share capital	Note 9	17,024	1,806
Contributed surplus		223	230
Accumulated other comprehensive (loss) income		(172)	25
Retained earnings		6,625	6,242

Total Shareholders’ Equity		23,700	8,303

Total Liabilities and Shareholders’ Equity		$47,070	$16,998

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien 2018 Second Quarter Report	5

Unaudited	in millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2018

Note 1	Basis of Presentation

On January 1, 2018, Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and Agrium Inc. (“Agrium”) combined their businesses in a transaction by way of a plan of arrangement (the “Merger”) by becoming wholly-owned subsidiaries of a new parent company named Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien” or “the company” except to the extent the context otherwise requires). Nutrien is the world’s largest provider of crop inputs and services.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting.” The accounting policies and methods of computation used in preparing these interim financial statements are consistent with those used in the preparation of Nutrien’s first quarter 2018 unaudited condensed consolidated financial statements (“first quarter financial statements”). PotashCorp is the acquirer for accounting purposes, and as a result, figures for 2017 and prior reflect the historical operations of PotashCorp. The financial statements and related notes of Nutrien in 2018 and beyond reflect the operations of Nutrien.

These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the company’s first quarter financial statements. In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on August 1, 2018.

Note 2	Business Combinations

As described in Note 1, PotashCorp and Agrium combined their businesses in a merger of equals. Further information relating to the merger of equals was previously described in Note 2 of the company’s first quarter financial statements.

The company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts in connection with the Merger. The purchase price allocation is not final as the company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes arising on their recognition. The company estimated the preliminary purchase price allocation as of the date of the Merger based on information that was available and continues to adjust those estimates as new information becomes available that existed at the date of acquisition. The company expects to finalize the amounts recognized as it obtains the information necessary to complete the analysis, and in any event, not later than December 31, 2018.

6	Nutrien 2018 Second Quarter Report

Unaudited	in millions of US dollars except as otherwise noted

Due to the inherent complexity associated with valuations and the timing of the Merger, the numbers below are provisional. Further adjustments to the fair values presented in the following table may occur:

	Preliminary fair value as previously reported [1]	Adjustments [2]	Estimated fair value as at June 30, 2018
Cash and cash equivalents	$466	$–	$466
Receivables	2,424	(2)	2,422
Inventories	3,321	(18)	3,303
Prepaid expenses and other current assets	1,124	–	1,124
Assets held for sale	105	(10)	95
Property, plant and equipment	7,783	(217)	7,566
Goodwill	10,455	382	10,837
Other intangible assets	2,318	30	2,348
Investments	522	6	528
Other assets	123	–	123

Total assets	$28,641	$171	$28,812

Short-term debt	$867	$–	$867
Payables and accrued charges	5,223	3	5,226
Long-term debt	4,941	–	4,941
Deferred income tax liabilities	498	(6)	492
Pension and other post-retirement benefit liabilities	142	–	142
Asset retirement obligations and accrued environmental costs	888	167	1,055
Other non-current liabilities	72	7	79

Total liabilities	$12,631	$171	$12,802

Net assets (consideration for the Merger)	$16,010	$–	$16,010

[1]	As previously reported in the company’s first quarter financial statements.

[2]

The company recorded adjustments to the preliminary fair value in the second quarter of 2018 to reflect facts and circumstances in existence as of the date of acquisition. These adjustments primarily related to changes in preliminary valuation assumptions, including recording of accrued retirement obligations and refinement of property, plant and equipment and intangibles estimates based on new information available that existed at the date of acquisition. All measurement period adjustments were offset against goodwill.

In addition to the fair value considerations disclosed in the company’s first quarter financial statements, a further significant fair value consideration is discussed below:

Asset retirement obligation

The preliminary fair value for asset retirement obligation was determined using a decision-tree approach of future costs and a risk premium to capture the compensation sought by risk-averse market participants for bearing the uncertainty inherent in the cash flows of the liability.

Financial information related to the acquired operations of Agrium

The following table provides “gross sales” and “net earnings from continuing operations before income taxes”:

	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
Summary results of acquired operations of Agrium [1]
Gross sales	$ 6,904	$ 9,392
Net earnings from continuing operations before income taxes	$ 784	$ 541

[1]	Results of acquired operations included the company’s condensed consolidated statements of earnings for the period.

Nutrien 2018 Second Quarter Report	7

Unaudited	in millions of US dollars except as otherwise noted

Note 3	Segment Information

The company has four reportable operating segments: retail, potash, nitrogen and phosphate and sulfate. The retail segment distributes crop nutrients, crop protection products, seed and merchandise and provides services directly to growers through a network of farm centers in North and South America and Australia. The potash, nitrogen and phosphate and sulfate segments are differentiated by the chemical nutrient contained in the products that each produces.

	Three Months Ended June 30, 2018
	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party	$6,331	$666	$781	$367	$–	$–	$8,145
– intersegment	11	50	188	79	–	(328)	–

Sales – total	6,342	716	969	446	–	(328)	8,145
Freight, transportation and distribution	–	(78)	(113)	(52)	–	29	(214)

Net sales	6,342	638	856	394	–	(299)
Cost of goods sold	(4,910)	(274)	(595)	(352)	–	331	(5,800)

Gross margin	1,432	364	261	42	–	32	2,131
Selling expenses	(657)	(3)	(8)	(2)	4	–	(666)
General and administrative expenses	(25)	(2)	(4)	(1)	(147)	–	(179)
Provincial mining and other taxes	–	(62)	(1)	(1)	(1)	–	(65)
Earnings of equity-accounted investees	3	–	3	–	(2)	–	4
Other income (expenses)	11	(4)	(1)	1	(81)	–	(74)

Earnings (loss) before finance costs and income taxes	764	293	250	39	(227)	32	1,151
Depreciation and amortization	122	93	85	42	14	–	356

EBITDA [1]	886	386	335	81	(213)	32	1,507
Assets [2]	13,524	13,461	5,576	2,417	12,508	(416)	47,070

[1]

Consolidated EBITDA is a non-IFRS measure calculated as net earnings from continuing operations before finance costs, income taxes and depreciation and amortization. Nutrien uses EBITDA as a supplemental measure. EBITDA is frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also used in determining annual incentive compensation for certain management employees and in calculating certain of the company’s debt covenants. Generally, this measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. EBITDA is not a measure of financial performance (nor does it have a standardized meaning) under IFRS. In evaluating this measure, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. The company uses both IFRS and certain non-IFRS measures to assess performance. Management believes the non-IFRS measures provide useful supplemental information to investors in order that they may evaluate Nutrien’s financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the company. These non-IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

[2]

Included in the total assets relating to the others segment are $945 relating to the investments held for sale as described in Note 6. Goodwill related to the Merger is not allocated due to the timing of close and the provisional status of the purchase price allocation.

8	Nutrien 2018 Second Quarter Report

Unaudited	in millions of US dollars except as otherwise noted

	Three Months Ended June 30, 2017
	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party	$461	$384	$275	$–	$–	$1,120
– intersegment	–	17	–	–	(17)	–

Sales – total	461	401	275	–	(17)	1,120
Freight, transportation and distribution	(50)	(32)	(34)	–	–	(116)

Net sales	411	369	241	–	(17)
Cost of goods sold	(193)	(301)	(267)	–	17	(744)

Gross margin	218	68	(26)	–	–	260
Selling expenses	(2)	(4)	(2)	–	–	(8)
General and administrative expenses	(2)	(1)	(1)	(36)	–	(40)
Provincial mining and other taxes	(43)	–	–	–	–	(43)
Earnings of equity-accounted investees	–	2	–	1	–	3
Other expenses	(5)	(2)	(1)	(15)	–	(23)

Earnings (loss) before finance costs and income taxes	166	63	(30)	(50)	–	149
Depreciation and amortization	56	47	56	9	–	168

EBITDA	222	110	26	(41)	–	317
Assets [1]	9,787	2,466	2,265	2,801	–	17,319

[1]	Included in the total assets relating to the others segment are $1,982 relating to the investments held for sale as described in Note 6.

	Six Months Ended June 30, 2018
	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party	$8,419	$1,268	$1,405	$748	$–	$–	$11,840
– intersegment	22	118	310	160	–	(610)	–

Sales – total	8,441	1,386	1,715	908	–	(610)	11,840
Freight, transportation and distribution	–	(173)	(187)	(110)	–	48	(422)

Net sales	8,441	1,213	1,528	798	–	(562)
Cost of goods sold	(6,601)	(554)	(1,119)	(727)	–	561	(8,440)

Gross margin	1,840	659	409	71	–	(1)	2,978
Selling expenses	(1,180)	(6)	(16)	(5)	9	–	(1,198)
General and administrative expenses	(48)	(5)	(10)	(4)	(231)	–	(298)
Provincial mining and other taxes	–	(110)	(1)	(1)	(1)	–	(113)
Earnings of equity-accounted investees	5	–	7	–	(1)	–	11
Other income (expenses)	14	(8)	(7)	1	(153)	–	(153)

Earnings (loss) before finance costs and income taxes	631	530	382	62	(377)	(1)	1,227
Depreciation and amortization	245	184	214	93	31	–	767

EBITDA	876	714	596	155	(346)	(1)	1,994
Assets [1]	13,524	13,461	5,576	2,417	12,508	(416)	47,070

[1]

Included in the total assets relating to the others segment are $945 relating to the investments held for sale as described in Note 6. Goodwill related to the Merger is not allocated due to the timing of close and the provisional status of the purchase price allocation.

Nutrien 2018 Second Quarter Report	9

Unaudited	in millions of US dollars except as otherwise noted

	Six Months Ended June 30, 2017
	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party	$890	$759	$583	$–	$–	$2,232
– intersegment	–	39	–	–	(39)	–

Sales – total	890	798	583	–	(39)	2,232
Freight, transportation and distribution	(114)	(64)	(71)	–	–	(249)

Net sales	776	734	512	–	(39)
Cost of goods sold	(393)	(569)	(527)	–	39	(1,450)

Gross margin	383	165	(15)	–	–	533
Selling expenses	(4)	(8)	(4)	(1)	–	(17)
General and administrative expenses	(4)	(2)	(2)	(73)	–	(81)
Provincial mining and other taxes	(76)	–	–	–	–	(76)
Earnings of equity-accounted investees	–	2	–	1	–	3
Other expenses	(10)	(4)	(2)	(22)	–	(38)

Earnings (loss) before finance costs and income taxes	289	153	(23)	(95)	–	324
Depreciation and amortization	111	97	114	18	–	340

EBITDA	400	250	91	(77)	–	664
Assets [1]	9,787	2,466	2,265	2,801	–	17,319

[1]	Included in the total assets relating to the others segment are $1,982 relating to the investments held for sale as described in Note 6.

The company has disaggregated revenue from contracts with customers by product line or geographic location for each reportable segment, as it believes this best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Three Months Ended June 30,		Six Months Ended June 30,
Retail	2018	2017	2018	2017
Sales by product line
Crop nutrients	$2,326	$–	$3,010	$–
Crop protection products	2,358	–	3,132	–
Seed	1,183	–	1,524	–
Merchandise	201	–	350	–
Services and other	274	–	425	–

Total	$6,342	$–	$8,441	$–

Potash
Manufactured sales by geography
North America	$300	$185	$646	$416
Offshore	416	276	740	474

Total	$716	$461	$1,386	$890

	Three Months Ended June 30,		Six Months Ended June 30,
Nitrogen	2018	2017	2018	2017
Sales by product line
Manufactured Product
Ammonia	$322	$192	$558	$361
Urea	281	77	513	174
Solutions and nitrates	211	118	366	243
Other nitrogen and purchased products	155	14	278	20

Total	$969	$401	$1,715	$798

Phosphate and Sulfate
Sales by market
Manufactured Product
Fertilizer	$265	$141	$541	$302
Feed and industrial	108	133	226	279
Ammonium sulfate	26	–	46	–
Other phosphate and purchased products	47	1	95	2

Total	$446	$275	$908	$583

10	Nutrien 2018 Second Quarter Report

Unaudited	in millions of US dollars except as otherwise noted

Note 4	Other Expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
		(Note 15)		(Note 15)
Foreign exchange (loss) gain	$–	$(9)	$2	$ (8)
Merger and related costs	(15)	(14)	(81)	(23)
Other expenses	(59)	–	(74)	(7)

	$(74)	$(23)	$(153)	$(38)

Note 5	Income Taxes

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax income from continuing operations for each jurisdiction.

	Three Months Ended June 30,		Six Months Ended June 30,
Income Tax Related to Continuing Operations	2018	2017	2018	2017
Income tax (expense) recovery	$(277)	$64	$(235)	$54
Actual effective tax rate on ordinary earnings	27%	9%	24%	11%
Actual effective tax rate including discrete items	27%	(72%)	24%	(27%)
Discrete tax adjustments that impacted the tax rate	$(1)	$71	$2	$76

The actual effective tax rate on ordinary earnings for the three and six months ended June 30, 2018 increased compared to the same periods last year primarily due to significantly higher income in high tax jurisdictions. Tax adjustments included a deferred tax recovery of $68 in the second quarter of 2017 resulting from a Saskatchewan income tax rate decrease.

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

Income Tax Assets (Liabilities)	Balance Sheet Location	June 30, 2018	December 31, 2017
Current income tax assets
Current	Receivables	$39	$24
Non-current	Other assets	50	64
Deferred income tax assets	Other assets	93	18

Total income tax assets		$182	$106

Current income tax liabilities
Current	Payables and accrued charges	$(103)	$(16)
Non-current	Other non-current liabilities	(82)	(43)
Deferred income tax liabilities	Deferred income tax liabilities	(3,017)	(2,205)

Total income tax liabilities		$(3,202)	$(2,264)

Nutrien 2018 Second Quarter Report	11

Unaudited	in millions of US dollars except as otherwise noted

Note 6	Discontinued Operations

The company’s investments in Sociedad Quimica y Minera de Chile S.A. (“SQM”), ICL and Arab Potash Company (“APC”) were classified as held for sale and as discontinued operations in December 2017, due to regulatory requirements to dispose of these investments in connection with the Merger. The company’s share of earnings, dividend income and associated income tax (expense) recovery pertaining to these investments were reclassified from earnings before income taxes and income tax (expense) recovery to net earnings from discontinued operations on the condensed consolidated statements of earnings.

For the six months ended June 30, 2018, the following table represents the progress made towards the regulatory requirements to dispose the company’s investments and the relating financial impacts:

				Impact of Sale on:
	Proceeds	(Loss) Gain on Sale	Net of Income taxes	AOCI	Net Earnings and Retained Earnings
Sale of shares in ICL [1]	$685	$(19)	$–	$(19)	$–
Sale of Conda [2]	73	–	–	–	–
Sale of shares in SQM [3]	1,061	841	586	–	586

Total	$1,819	$822	$586	$(19)	$586

[1]	In the first quarter of 2018, the company completed the sale of its equity interests in ICL through a private secondary offering.

[2]	In the first quarter of 2018, the company completed the sale of its Conda phosphate operations.

[3]	In the second quarter of 2018, the company completed the sale of a portion of its equity interest in SQM.

On May 17, 2018, the company entered into an agreement with a third party for the sale of its remaining equity interest in SQM for approximately $4,066 before taxes and closing costs. The agreement is subject to customary closing conditions (including applicable regulatory approvals) and is expected to close by the fourth quarter of 2018.

On July 23, 2018, the company entered into an agreement with a third party for the sale of the company’s equity interest in APC for approximately $502. The agreement is subject to customary closing conditions (including applicable regulatory approvals) and is expected to close by the fourth quarter of 2018.

Net earnings from discontinued operations were comprised of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Share in earnings of SQM and APC [1]	$–	$47	$–	$85
Dividend income of SQM, APC, and ICL [1]	126	4	126	12
Gain on disposal of investment in SQM	841	–	841	–
Income tax expense [2]	(292)	(2)	(292)	(5)

Net earnings from discontinued operations	$675	$49	$675	$92

Net earnings per share from discontinued operations
Basic	$1.07	$0.06	$1.06	$0.11
Diluted	$1.07	$0.06	$1.06	$0.11

[1]

The company’s investments in SQM and APC were classified as discontinued operations at December 1, 2017 and December 31, 2017, respectively, and, as a result, equity accounting in respect of these investments ceased after such dates.

[2]

For 2018, income tax expense is comprised of $255 relating to the disposals of certain SQM shares including the planned repatriation of the net proceeds, and $37 relating to earnings from discontinued operations ($19 for the planned repatriation of dividend income received from SQM and $18 for the planned repatriation of the remaining excess cash available in Chile).

Cash flows from discontinued operations were comprised of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Operating Activities
Dividends from discontinued operations	$126	$88	$126	$95

Cash provided by operating activities	$126	$88	$126	$95

Investing Activities
Proceeds from disposal of discontinued operations	$1,067	$–	$1,819	$–

Cash provided by investing activities	$1,067	$–	$1,819	$–

12	Nutrien 2018 Second Quarter Report

Unaudited	in millions of US dollars except as otherwise noted

Note 7	Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Reconciliation of cash provided by operating activities
Net earnings	$1,416	$201	$1,415	$350
Adjustments to reconcile net earnings to cash provided by operating activities
Gain on sale of investment in SQM	(841)	–	(841)	–
Depreciation and amortization	356	168	767	340
Net (undistributed) distributed earnings of equity-accounted investees	(2)	35	(8)	(2)
Share-based compensation (Note 10)	82	2	98	7
Provision for (recovery of) deferred income tax	306	(82)	298	(96)
Asset retirement obligations and accrued environmental costs	(10)	3	(28)	2
Other long-term liabilities and miscellaneous	2	25	8	44

Subtotal of adjustments	(107)	151	294	295

Changes in non-cash operating working capital
Receivables	(1,644)	23	(1,831)	38
Inventories	1,696	(9)	(5)	(58)
Prepaid expenses and other current assets	209	(9)	854	(14)
Payables and accrued charges	(969)	(29)	(466)	(60)

Subtotal of changes in non-cash operating working capital	(708)	(24)	(1,448)	(94)

Cash provided by operating activities	$601	$328	$261	$551

Supplemental cash flows disclosure
Interest paid	$127	$74	$241	$103
Income taxes paid	$67	$38	$96	$53

The following is a summary of changes in liabilities arising from financing activities:

	Short-term debt and current portion of long-term debt [1]	Long-term debt	Total
Balance – December 31, 2017	$730	$3,711	$4,441
Cash flows [1]	1,895	(6)	1,889
Non-cash changes	(11)	(31)	(42)
Reclassifications	1,018	(1,018)	–
Debt acquired in Merger (Note 2)	878	4,930	5,808
Foreign currency translation	(33)	–	(33)

Balance – June 30, 2018	$4,477	$7,586	$12,063

[1]	Cash inflows and cash outflows arising from short-term debt transactions are presented on a net basis.

Nutrien 2018 Second Quarter Report	13

Unaudited	in millions of US dollars except as otherwise noted

Note 8	Debt

In the second quarter of 2018, the company launched a commercial paper program having an aggregate authorized amount of $4,500. Nutrien has discontinued new issuances under the legacy commercial paper programs of PotashCorp and Agrium.

In the second quarter of 2018, the company replaced the existing $3,500 unsecured revolving credit facility and the $2,500 multi-jurisdictional unsecured revolving credit facility with a new Nutrien $4,500 unsecured revolving credit facility (“Nutrien Credit Facility”). The Nutrien Credit Facility matures April 10, 2023, subject to extension at the request of Nutrien provided that the resulting maturity date shall not exceed five years from the date specified in the request. Principal covenants and events of default under the Nutrien Credit Facility include a debt to capital ratio of less than or equal to 0.65:1 and other customary events of default and covenant provisions. Non-compliance with such covenants could result in accelerated repayment and/or termination of the credit facility.

In the second quarter of 2018, the company exchanged an aggregate of $7,578 of legacy companies’ senior notes and debentures for the same amount of new notes issued by Nutrien (the “Nutrien Notes”). The Nutrien Notes have interest rates and maturities identical to those of the applicable exchanged series of senior notes or debentures. A small portion of senior notes and debentures, excluding the 7.800 percent debentures due in 2027 (the “2027 debentures”), were not exchanged and remain outstanding with the issuing subsidiary. The indentures governing these remaining senior notes and debentures have been amended to eliminate certain covenants and events of default provisions. In addition, none of the 2027 debentures were exchanged, but debt holders consented to amend the financial reporting covenant in the indenture governing the 2027 debentures to allow Nutrien’s financial reports, rather than the reports of the issuing subsidiary, to satisfy its reporting obligations thereunder.

The debt exchange is accounted for as a modification of debt without substantial modification of terms as the financial terms of the Nutrien Notes were identical to the exchanged senior notes and debentures and there is no substantial difference between the present value of cash flows under the Nutrien Notes compared to the notes and debentures. Accordingly, there is no gain or loss on the exchange. The transaction costs from the debt exchange of $19 were recorded to the carrying amount of the long-term debt and will be amortized over the life of the Nutrien Notes.

Further information relating to the Nutrien Notes was previously described in Note 21 of the company’s first quarter financial statements.

Note 9	Share Capital

Authorized

The company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors. No preferred shares have been issued.

Share repurchase program

On February 20, 2018, the company’s Board of Directors approved a share repurchase program of up to five percent of the company’s outstanding common shares over a one-year period through a normal course issuer bid. Purchases under the normal course issuer bid will be made through open market purchases at market price as well as by other means as may be permitted by applicable securities regulatory authorities, including private agreements. Purchases of common shares commenced on February 23, 2018 and will expire on the earlier of February 22, 2019, the date on which the company has acquired the maximum number of common shares allowable or the date on which the company determines not to make any further repurchases.

The company repurchased for cancellation 15,616,536 common shares during the three months ended June 30, 2018, at a cost of $812 and an average price per share of $52.00. During the six months ended June 30, 2018, the company repurchased for cancellation 24,938,123 common shares at a cost of $1,269 and an average price per share of $50.88. The repurchase resulted in a reduction of share capital of $685, and the excess of net cost over the average book value of the shares was recorded as a reduction of contributed surplus of $23 and a reduction of retained earnings of $561.

As of July 31, 2018, an additional 4,400,000 common shares were repurchased for cancellation at a cost of $235 and an average price per share of $53.31.

Issued

	Number of Common Shares (Pre-Merger)	Number of Common Shares (Post-Merger)	Consideration
Balance – December 31, 2017 (Pre-Merger)	840,223,041
Conversion ratio	0.40
PotashCorp shares converted to Nutrien shares		336,089,216	$1,806
Agrium shares – December 31, 2017 (Pre-Merger)	138,165,765
Conversion ratio	2.23
Agrium shares converted to Nutrien shares		308,109,656	15,898
Fractional shares cancelled		(1,399)	–

Balance – January 1, 2018 (Post-Merger)		644,197,473	$17,704
Issued under option plans and share-settled plans		105,608	5
Repurchased		(24,938,123)	(685)

Balance – June 30, 2018		619,364,958	$17,024

Dividends declared

The company declared dividends per share of $0.40 (2017 – $0.10) during the three months ended June 30, 2018 and $0.80 (2017 – $0.20) during the six months ended June 30, 2018.

14	Nutrien 2018 Second Quarter Report

Unaudited	in millions of US dollars except as otherwise noted

Note 10	Share-Based Compensation

During the six months ended June 30, 2018, the company issued stock options under its 2018 Stock Option Plan and performance share units (“PSUs”) and restricted share units (“RSUs”) under its 2018 PSU/RSU Plan and deferred share units (“DSUs”) under its 2018 DSU Plan, in each case to eligible employees and directors. Information on stock options, PSUs, RSUs, DSUs and stock appreciation rights (“SARs”), including assumed legacy awards, is summarized below:

	Units Granted in 2018	Units Outstanding as at June 30, 2018
Stock Options	1,875,162	10,507,105
PSUs	623,643	1,967,398
RSUs	444,001	768,310
DSUs	30,315	536,210
SARs	–	2,662,224

Compensation expense for all employee and director share-based compensation plans:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Stock Options	$8	$2	$11	$5
PSUs	53	1	68	4
RSUs	3	–	7	–
DSUs	4	–	2	–
SARs	14	–	10	–

	$82	$3	$98	$9

Note 11	Financial Instruments

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by the company’s finance department.

Financial instruments included in the condensed consolidated balance sheets are measured either at fair value or amortized cost. The tables below explain the valuation methods used to determine the fair value of each financial instrument and its associated level in the fair value hierarchy.

Financial Instruments Measured at Fair Value	Fair Value Method
Cash and cash equivalents	Carrying amount (approximation to fair value assumed due to short-term nature).
Equity securities	Closing bid price of the common shares (Level 1) as at the balance sheet date.
Debt securities	Closing bid price of the debt (Level 2) as at the balance sheet date.
Foreign currency derivatives not traded in an active market	Quoted forward exchange rates (Level 2) as at the balance sheet date.
Foreign exchange forward contracts, swaps and options	A discounted cash flow model. [1]
Natural gas swaps not traded in an active market	A discounted cash flow model. [1]
Natural gas swaps traded in an active market	Market comparison. [2]

[1]

Inputs included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, the company’s own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Futures contract prices used as inputs in the model were supported by prices quoted in an active market and therefore categorized in Level 2.

[2]	Inputs include current market and contractual prices, forward pricing curves, quoted forward prices, basis differentials, volatility factors and interest rates.

Financial Instruments Measured at Amortized Cost	Fair Value Method
Receivables, short-term debt and payables and accrued charges	Carrying amount (approximation to fair value assumed due to short-term nature).
Long-term debt	Quoted market prices (Level 1 or 2 depending on the market liquidity of the debt).
Other long-term debt instruments	Carrying amount.

Nutrien 2018 Second Quarter Report	15

Unaudited	in millions of US dollars except as otherwise noted

The following table presents the company’s fair value hierarchy for financial assets and financial liabilities carried at fair value on a recurring basis:

		Fair Value Measurements at Reporting Dates Using:
June 30, 2018	Carrying Amount of Asset (Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1) [1]	Significant Other Observable Inputs (Level 2) [1]
Financial instruments measured at fair value on a recurring basis
Derivative instrument assets
Natural gas derivatives	$11	$–	$11
Foreign currency derivatives	7	–	7
Other current financial assets – marketable securities [2]	106	18	88
Investments at FVTOCI [3]	192	192	–
Derivative instrument liabilities
Natural gas derivatives	(90)	–	(90)
Foreign currency derivatives	(5)	–	(5)
Financial instruments measured at amortized cost
Cash and cash equivalents	$1,956	$–	$1,956
Current portion of long-term debt
Senior notes and debentures [4]	(1,008)	(1,025)	–
Fixed and floating rate debt	(10)	–	(10)
Long-term debt
Senior notes and debentures [4]	(7,569)	(1,528)	(5,802)
Fixed and floating rate debt	(17)	–	(17)

December 31, 2017

Derivative instrument assets
Natural gas derivatives	$9	$–	$9
Investments at FVTOCI [3]	970	970	–
Derivative instrument liabilities
Natural gas derivatives	(64)	–	(64)
Long-term debt
Senior notes [4]	(3,707)	–	(4,045)

[1]	During the period ended June 30, 2018, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value. The company’s policy is to recognize transfers at the end of the reporting period.

[2]	Marketable securities consist of equity and fixed income securities. The company determines the fair value of equity securities based on the bid price of identical instruments in active markets. The company values fixed income securities using quoted prices of instruments with similar terms and credit risk.

[3]	Investments at FVTOCI are comprised of shares in ICL, Sinofert and other. ICL was sold on January 24, 2018 (Note 6).

[4]	Carrying amount of liability includes net unamortized debt issue costs.

Note 12	Seasonality

The company’s sales of fertilizer can be seasonal. Typically, fertilizer sales are highest in the second quarter of the year, due to the Northern Hemisphere’s spring planting season. However, planting conditions and the timing of customer purchases will vary each year, and fertilizer sales can be expected to shift from one quarter to another. Feed and industrial sales are more evenly distributed throughout the year. The company’s retail sales are generally higher in spring and fall as a result of the increased demand for the company’s products during planting seasons. The results of this seasonality have a corresponding effect on trade receivables, rebates receivables, inventories, prepaid expenses and other current assets and payables and accrued charges. Additional information on seasonality can be found in Note 4 of the company’s first quarter financial statements.

Note 13	Related Party Transactions

The company sells potash from its Canadian mines for use outside Canada and the US exclusively to Canpotex Limited (“Canpotex”). Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the three months ended June 30, 2018 were $416 (2017 – $276) and the six months ended June 30, 2018 were $740 (2017 – $474). At June 30, 2018, $214 (December 31, 2017 – $82) was owing from Canpotex.

16	Nutrien 2018 Second Quarter Report

Unaudited	in millions of US dollars except as otherwise noted

Note 14	Accounting Policies, Estimates and Judgments

Standards, Amendments and Interpretations Not Yet Effective and Not Applied

The International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRIC”) have issued the following standards and amendments or interpretations to existing standards that were not yet effective and not applied as at June 30, 2018. The company does not anticipate early adoption of these standards at this time.

Standard	Description	Expected Impact	Effective Date [1]
IFRS 16, Leases	Issued to supersede IAS 17, IFRIC 4, SIC-15 and SIC-27, providing the principles for the recognition, measurement, presentation and disclosure of leases. Lessees would be required to recognize assets and liabilities for the rights and obligations created by leases. Lessors would continue to classify leases using a similar approach to that of the superseded standards but with enhanced disclosure to improve information about a lessor’s risk exposure, particularly to residual value risk.

As progress toward adoption of the standards, the company has:

•  continued its activities toward compilation of a lease inventory and review of existing lease agreements;

•  begun to analyze other agreements that could contain leases; and

•  selected a software program to manage the existing and future lease inventory transactions.

The company expects to:

•  adopt the standard using the modified retrospective approach;

•  apply recognition exemptions across its complete portfolio of leased assets for short-term leases and leases of low value items; and

•  use certain relevant practical expedients available under the modified retrospective approach.

The company expects that adoption will result in right-of-use assets and lease liabilities in excess of $750, and material reclassifications of interest expense on lease liabilities and depreciation expense within earnings. Once further phases of the review are complete, a more precise quantitative estimate of the impact on the consolidated financial statements will be made.

January 1, 2019, applied retrospectively with certain practical expedients available.
IFRIC 23, Uncertainty Over Income Tax Treatments	Issued to provide guidance on recognition and measurement of uncertain income tax treatments.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied retrospectively with certain practical expedients available.
Amendments to IAS 28, Long-term Interests in Associates and Joint Ventures	Issued to clarify that IFRS 9, including its impairment requirements, applies to long-term interests in associates and joint ventures that form part of an entity’s net investment in these investees.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied retrospectively.
Amendments to IAS 19, Employee Benefits	Issued to require the use of updated assumptions when determining current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement. Also required is any reduction in surplus, even amounts not previously recognized due to an asset ceiling limitation, to be recognized in profit or loss as part of past service cost or a gain or loss on settlement.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied prospectively.
Amendments to IFRS 3, Business Combinations	Issued to clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied prospectively.

Nutrien 2018 Second Quarter Report	17

Unaudited	in millions of US dollars except as otherwise noted

Standard	Description	Expected Impact	Effective Date [1]
Amendments to IAS 12, Income Taxes	Issued to clarify that the requirements to recognize the income tax consequences of dividends where the transactions or events that generated distributable profits are recognized apply to all income tax consequences of dividends, not just where there are different tax rates for distributed and undistributed profits.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied prospectively, from the beginning of the earliest comparative period.
Amendments to IAS 23, Borrowing Costs	Issued to clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied prospectively.
Conceptual Framework for Financial Reporting	Issued to assist the IASB in developing IFRS standards that are based on consistent concepts; to assist preparers in developing consistent accounting policies when no standard applies to a particular transaction or other event, or when a standard allows a choice of accounting policy; and to assist all parties in understanding and interpreting the standards.	The company is reviewing the framework to determine the potential impact, if any.	January 1, 2020.
IFRS 17, Insurance Contracts	Issued to replace IFRS 4, providing guidance for the recognition, measurement, presentation and disclosure of insurance contracts giving consideration to: substantive rights and obligations arising from a contract, law or regulation; enforceable rights and obligations in a contract; and whether contracts are written, oral or implied by customary business practices.	Although the company does not underwrite insurance contracts, all significant contracts will be reviewed under the scope of the standard to determine the potential impact, if any.	January 1, 2021, applied retrospectively with certain practical expedients available.

[1]	Effective date for annual periods beginning on or after the stated date.

18	Nutrien 2018 Second Quarter Report

Unaudited	in millions of US dollars except as otherwise noted

Note 15	Comparative Figures

As described in Note 1, the comparative figures are PotashCorp only. To conform with Nutrien’s new method of presentation and as a result of discontinued operations described in Note 6, comparative figures were reclassified as follows, with no impact to net earnings.

Condensed Consolidated Statements of Earnings

	For the Three Months Ended June 30, 2017
	Previously Reported	Reclassification Amounts		Reported after Reclassifications

Cost of goods sold	$(749)	$5		$(744)
Selling and administrative expenses	(48)	48		–
Selling expenses	–	(8)		(8)
General and administrative expenses	–	(40)		(40)
Provincial mining and other taxes	(44)	1		(43)
Earnings of equity-accounted investees	49	(46	) [1]	3
Dividend income	4	(4	) [1]	–
Other expenses	(16)	(7)		(23)
Income taxes	62	2	[1]	64
Net earnings from discontinued operations	–	49	[1]	49

	$(742)	–		$(742)

[1]	Includes reclassifications as a result of discontinued operations described in Note 6.

Condensed Consolidated Statement of Comprehensive Income

	For the Six Months Ended June 30, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications

Other	$3	$(3)	$–
Loss on translation of net foreign operations	–	–	–
Equity-accounted investees
Share of other comprehensive income	–	3	3

	$3	$–	$3

	For the Six Months Ended June 30, 2017
	Previously Reported	Reclassification Amounts		Reported after Reclassifications

Cost of goods sold	$(1,460)	$10		$(1,450)
Selling and administrative expenses	(98)	98		–
Selling expenses	–	(17)		(17)
General and administrative expenses	–	(81)		(81)
Provincial mining and other taxes	(78)	2		(76)
Earnings of equity-accounted investees	88	(85	) [1]	3
Dividend income	12	(12	) [1]	–
Other expenses	(26)	(12)		(38)
Income taxes	49	5	[1]	54
Net earnings from discontinued operations	–	92	[1]	92

	$(1,513)	–		$(1,513)

[1]	Includes reclassifications as a result of discontinued operations described in Note 6.

Condensed Consolidated Statements of Cash Flows

	For the Three Months Ended June 30, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications

Pension and other post-retirement benefits	$18	$(18)	$–
Other long-term liabilities and miscellaneous	7	18	25

	$25	$–	$25

	For the Six Months Ended June 30, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications

Pension and other post-retirement benefits	$33	$(33)	$–
Other long-term liabilities and miscellaneous	11	33	44

	$44	$–	$44

Nutrien 2018 Second Quarter Report	19

Unaudited	in millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Shareholders’ Equity

	As at December 31, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$(5)	$5	$–
Translation loss of net foreign operations	–	(2)	(2)
Comprehensive loss of equity-accounted investees	–	(3)	(3)

	$(5)	$–	$(5)

	As at June 30, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$(5)	$5	$–
Translation loss of net foreign operations	–	(2)	(2)
Comprehensive loss of equity-accounted investees	–	(3)	(3)

	$(5)	$–	$(5)

	As at December 31, 2016
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$(8)	$8	$–
Translation loss of net foreign operations	–	(2)	(2)
Comprehensive loss of equity-accounted investees	–	(6)	(6)

	$(8)	$–	$(8)

Condensed Consolidated Balance Sheet

	As at December 31, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Intangible assets	$166	$(166)	$–
Goodwill	–	97	97
Other intangible assets	–	69	69

	$166	$–	$166

Investments in equity-accounted investees	$30	$(30)	$–
Available-for-sale investments	262	(262)	–
Investments	–	292	292

	$292	$–	$292

Short-term debt and current portion of long-term debt	$730	$(730)	$–
Short-term debt	–	730	730

	$730	$–	$730

Payables and accrued charges	$807	$29	$836
Current portion of derivative instrument liabilities	29	(29)	–

	$836	$–	$836

Other non-current liabilities	$51	$35	$86
Derivative instrument liabilities	35	(35)	–

	$86	$–	$86

Note 16	Subsequent Events

Subsequent to June 30, 2018, the company assessed the Argentinian economy to be hyperinflationary as the cumulative inflation rate in Argentina over three years exceeded 100 percent. Other factors indicating a hyperinflationary economy were present, including a significant depreciation of the Argentine peso and an increase in local interest rates by the Banco Central de la República Argentina, which has been granted a $50,000 stand-by support facility by the International Monetary Fund.

A wholly-owned subsidiary of the company, Agroservicios Pampeanos S.A. (“ASP”), is a crop input retailer based in Argentina with the Argentine peso as its functional currency. As of June 30, 2018, the carrying values of the assets and liabilities of ASP amounted to approximately $200 and $180, respectively. The company also has a 50 percent interest in Profertil S.A. (“Profertil”), which owns a nitrogen facility in Bahia Blanca, Argentina. The company’s investment in Profertil is accounted for under the equity method, with a carrying value of $179 as of the financial position date. The functional currency of Profertil is the US Dollar.

In light of the changes in the economic environment in Argentina, the company expects to apply hyperinflation accounting to its affected operations beginning July 1, 2018. Under hyperinflation accounting, the financial results, cash flows and financial position of the affected operations are restated, using a general price index, for changes in the general purchasing power of the functional currency so that all amounts are presented in terms of the measuring unit current at the end of the reporting period. The company is assessing the impact that this would have on its financial position and its results of operations.

20	Nutrien 2018 Second Quarter Report